UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 26, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

# ANNUAL REPORT ON CORPORATE GOVERNANCE

# LISTED COMPANIES

| | |
|---|---|
| FINANCIAL YEAR: | 31.12.2013 |
| TAX ID CODE: | A-28297059 |
| CORPORATE NAME: | PROMOTORA DE INFORMACIONES, S.A. |
| REGISTERED ADDRESS: | Gran Vía, 32. Madrid 28013 |

*(Free translation from the original in Spanish language)*

# A. OWNERSHIP STRUCTURE

## A.1. Complete the following table concerning the company's share capital:

| Date Last Modified | Share Capital (€) | Number of Shares | Number of Voting Rights |
|---|---|---|---|
| 22/10/2012 | 105,266,047.20 | 1,052,660,472 | 740,659,416 |

**Indicate whether there are different classes of shares having different rights:**

**YES**

| Class | Number of Shares | Unit par value | Unit number of voting rights | Different Rights |
|---|---|---|---|---|
| Class A | 740,659,416 | 0.10 € | 1 | Ordinary Shares |
| Class B | 312,001,056 | 0.10 € | 0 | Convertible non-voting shares (See section H) |

## A.2. Indicate the direct or indirect owners of significant holdings in your organization at the end of the financial year, excluding Board Members:

| Shareholder's Name | Number of Direct Voting Rights | Indirect Voting Rights | | Total % of Voting Rights |
|---|---|---|---|---|
| | | Direct Holder | Number of Direct Voting Rights | |
| RUCANDIO, S.A. | 0 | PROMOTORA DE PUBLICACIONES, S.L. | 77,248,921 | 10.429% |
| RUCANDIO, S.A. | 0 | OTNAS INVERSIONES, S.L. | 93,000,000 | 12.556% |
| RUCANDIO, S.A. | 0 | ASGARD INVERSIONES, S.L.U | 27,662,101 | 3.734% |
| RUCANDIO, S.A. | 0 | TIMON, S.A. | 7,928,140 | 1.070% |
| RUCANDIO, S.A. | 0 | RUCANDIO INVERSIONES SICAV. | 339,094 | 0.045% |
| BH STORES, IV, B.V | 28,422,994 | 0 | 0 | 3.837% |
| INMOBILIARIA CARSO, S.A. DE C.V | 8,665,000 | -- | 6,030,000 | 1.984% |

**Indicate the most significant changes in shareholder structure during the financial year:**

| Shareholder's Name | Date of Transaction | Description of Transaction |
|---|---|---|
| RUCANDIO, S.A. | 24/12/2013 | Reached 30% of share capital |
| BH STORES IV, B.V | 25/09/2013 | Reached 3% of share capital |
| DEUTSCHE BANK AG | 23/10/2013 | Dropped from 3% of share capital |
| DEUTSCHE BANK AG | 11/10/2013 | Reached 3% of share capital |
| UBS AG | 21/01/2013 | Dropped from 3% of share capital |

| | | |
|---|---|---|
| BNP PARIBAS S.A. | 03/07/2013 | Dropped from 3% of share capital |
| SOCIETE GENERALE, S.A. | 27/06/2013 | Dropped from 3% of share capital |
| SOCIETE GENERALE, S.A. | 04/06/2013 | Reached 3% of share capital |

**A.3. Complete the following tables concerning members of the Board of Directors who hold voting rights in the Company:**

| Director´s Name | Number of Direct Voting Rights | Indirect Voting Rights | | Total % of Voting Rights |
|---|---|---|---|---|
| | | Direct Holder | Number of Direct Voting Rights | |
| JUAN LUIS CEBRIAN ECHARRI | 3,698,521 | | 1,461,143 | 0.696 |
| MANUEL POLANCO MORENO | 49,252 | | 385,266 | 0.058 |
| FERNANDO ABRIL-MARTORELL | 1,065,211 | | 0 | 0.143 |
| CLAUDIO BOADA PALLERÉS | 100 | | 100 | 0.000 |
| AGNES NOGUERA BOREL | 161.994 | | 500 | 0.022 |
| ALAIN MINC | 210,135 | | 0 | 0.028 |
| ARIANNA HUFFINGTON | 400 | | 0 | 0.000 |
| BORJA JESUS PEREZ ARAUNA | 169,894 | | 40,350 | 0.028 |
| EMMANUEL ROMAN | 183,465 | | 0 | 0,025 |
| ERNESTO ZEDILLO PONCE DE LEON | 183,357 | | 0 | 0.025 |
| GREGORIO MARAÑÓN BERTRÁN DE LIS | 161,969 | | 493,088 | 0.088 |
| JOSE LUIS LEAL MALDONADO | 18,193 | | 0 | 0.002 |
| JUAN ARENA DE LA MORA | 91,846 | | 0 | 0.012 |
| NICOLAS BERGGRUEN | 183,465 | BH STORES IV, B.V | 28,422,994 | 3.862 |

| | |
|---|---|
| **Total % of Voting Rights controlled by the Board of Directors** | 4.993 |

**Complete the following table concerning Members of the Board of Directors holding stock options in the Company:**

| Director's Name | Number of Direct Stock Options | Number of Indirect Stock Options | | Number of Equivalent Shares | Total % of Voting Rights |
|---|---|---|---|---|---|
| | | Direct Holder | Number of Voting Rights | | |

| | | | | |
|---|---|---|---|---|
| JUAN LUIS CEBRIAN ECHARRI | 18,752 | 1,366,482 | 1,385,234 | 0.187 |
| MANUEL POLANCO MORENO | 30,676 | 71,792 | 102,468 | 0.013 |
| AGNES NOGUERA BOREL | 110 | 550 | 660 | 0.000 |
| BORJA PEREZ ARAUNA | 8,800 | 44,385 | 53,185 | 0.007 |
| GREGORIO MARAÑON Y BERTRAN DE LIS | 82 | 130,047 | 130,129 | 0.017 |
| JUAN ARENA DE LA MORA | 16,498 | 0 | 16,498 | 0.002 |
| NICOLAS BERGGRUEN | 0 | 33,438,840 | 33,438,840 | 4.514 |

**A.4. Indicate, if applicable, any family, commercial, contractual or corporate relationships existing between the owners of significant shareholdings that are known to the Company, unless they are irrelevant or derive from ordinary commercial transactions:**

**Type of Relationship**
Corporate
**Brief Description:**
Rucandio, S.A. controls directly 56.53% of the share capital of Timón, S.A.

| Names of the Related Persons or Entities |
|---|
| TIMON, S.A. |

**Type of Relationship**
Corporate

**Brief Description:**
Timón, S.A. directly controls 100% of Asgard Inversiones, S.L.U.

| Names of the Related Persons or Entities |
|---|
| ASGARD INVERSIONES, SLU |

**Type of Relationship**
Corporate

**Brief Description:**
Timón, S.A. controls directly 82.95% of the share capital of Promotora de Publicaciones, S.L.

| Names of the Related Persons or Entities |
|---|
| PROMOTORA DE PUBLICACIONES, S.L. |

**Type of Relationship**
Corporate

**Brief Description:**
Rucandio, S.A. controls directly 8,32% of the share capital of Promotora de Publicaciones, S.L.

| Names of the Related Persons or Entities |
|---|
| PROMOTORA DE PUBLICACIONES, S.L. |

**Type of Relationship**

Corporate

**Brief Description:**
Asgard Inversiones, S.L.U and Promotora de Publicaciones, S.L. control directly 83.58% of the share capital of Otnas Inversiones, S.L.

| Names of the Related Persons or Entities |
| --- |
| OTNAS INVERSIONES, S.L. |

**Type of Relationship**
Corporate

**Brief Description:**
Rucandio, S.A. controls directly 32.79% of the share capital of Rucandio Inversiones SICAV, S.A.

| Names of the Related Persons or Entities |
| --- |
| RUCANDIO INVERSIONES SICAV, S.A. |

**Type of Relationship**
Contractual

**Brief Description:**
In order to facilitate the refinancing of the financial debt of PRISA, Timón, S.A., Promotora de Publicaciones, S.L., Asgard Inversiones, S.L.U, Berggruen Acquisition Holdings S.A.R.L and Mr. Martin Franklin, reached an agreement and set up a company named as OTNAS INVERSIONES, S.L., indirectly controlled by Rucandio, destined to convert 75,000,000 warrants, amounting 150,000,000 euros, into PRISA shares. The transaction was executed in January 2012.

| Names of the Related Persons or Entities |
| --- |
| RUCANDIO, S.A. |

**Type of Relationship**
Contractual

**Brief Description:**

On 22/12/2011 Promotora de Publicaciones, S.L. executed some corporate arrangements that allow its shareholders to replace an indirect shareholding into a direct shareholding in PRISA. Some shareholders who acquired the direct shareholding, entered into a shareholders agreement by virtue of which they maintain the syndicated right to vote in PRISA. The execution of such Reversion Plan was completed in February 2012. Rucandio, S.A. controls the majority of the voting rights in the shareholders' agreement.

| Names of the Related Persons or Entities |
| --- |
| PROMOTORA DE PUBLICACIONES, S.L. |

## A.5. Indicate, if applicable, any commercial, contractual or corporate relationships existing between significant shareholders and the Company and/or its Group, unless they are of little relevance or derive from ordinary commercial transactions:

## A.6. Indicate whether any shareholders´agreement have been communicated to the Company pursuant to articles 530 and 531 LSC. If applicable, describe them briefly and list the shareholders bound by those agreements:

**YES**

**% of share capital**
31.629
**Brief Description of the Agreement**
Shareholders´ Agreement in Rucandio, S.A. (See the note in section G)

| Parties to the Shareholders' Agreement |
|---|
| IGNACIO POLANCO MORENO |
| ISABEL MORENO PUNCEL |
| MARIA JESÚS POLANCO MORENO |
| MARTA LOPEZ POLANCO |
| ISABEL LOPEZ POLANCO |
| MANUEL POLANCO MORENO |
| JAIME LOPEZ POLANCO |
| LUCIA LOPEZ POLANCO |

**% of share capital**
10.429
**Brief Description of the Agreement**
Shareholders´ Agreement in Promotora de Publicaciones, S.L. (See the note in section G)

| Parties to the Shareholders' Agreement |
|---|
| RUCANDIO, S.A. |
| TIMON, S.A. |

**% of share capital**
3.792
**Brief Description of the Agreement**
Shareholders´ Agreement in PRISA (See the note in section G)

| Parties to the Shareholders' Agreement |
|---|
| EVIEND SARL |
| MANUEL VARELA UÑA |
| ELISA ESCRIÑA DE SALAS |
| BELEN CEBRIAN ECHARRI |
| REBECA CEBRIAN TORALLAS |
| MARIA DEL MAR CORTES BOHIGAS |
| MANUEL VARELA ENTRECANALES |
| PALOMA GARCIA-AÑOVEROS ESCRIÑA |
| ELISA GARCIA-AÑOVEROS ESCRIÑA |
| JAIME GARCIA-AÑOVEROS ESCRIÑA |
| JOSE BUENAVENTURA TERCEIRO LOMBA |
| ISABEL VARELA ENTRECANALES |
| JOSE MARIA ARANAZ CORTEZO |
| MARTA VARELA ENTRECANALES |
| Mª CRUZ VARELA ENTRECANALES |
| TERESA CEBRIAN ARANDA |
| JUAN CEBRIAN TORALLAS |
| RAFAEL CEBRIAN ARANDA |
| ANDRES VARELA ENTRECANALES |
| JUAN LUIS CEBRIAN ECHARRI |
| ANA VARELA ENTRECANALES |
| JESUS DE LA SERNA GUTIERREZ REPIDE |
| TIMON, S.A. |
| LIBERTAS 7, S.A. |
| PROMOTORA DE PUBLICACIONES, S.L. |
| ASESORAMIENTO BRUCH, S.L. |
| EDICIONES MONTE ANETO, S.L. |

| |
|---|
| JURATE INVERSIONES, S.L. |
| ASGARD INVERSIONES, SLU |
| INVERSIONES MENDOZA SOLANO, S.L. |

**Indicate, if applicable, any concerted actions among company shareholders that are known to the Company:**

NO

**Expressly indicate any change or breach of those agreements or concerted actions during the financial year.**

As the CNMV was informed in Significant Event no. 193575 dated 7 October 2013, the PRISA Shareholders' Agreement dated 22 December 2011 (described in Section H) was amended by means of the allocation on 3 October 2013 to the syndicate of shareholders of 2,500,000 PRISA shares by the Syndicate Member (and Director) Mr Juan Luis Cebrián Echarri.

**A.7. Indicate whether any individual or corporate entity controls or may control the Company pursuant to Article 4 of the Securities Market Law, and if so, identify:**

YES

| Name |
|---|
| RUCANDIO, S.A. |

| Observations |
|---|
| |

**A.8. Complete the following tables concerning the Company's treasury stock:**

**At year's end:**

| Number of Direct Shares | Number of Indirect Shares (*) | Total % of Share Capital |
|---|---|---|
| 1,294,062 | 0 | 0.174% |

**(*) Through:**

| Name or Corporate Name of the direct holder | Number of Direct Shares |
|---|---|
| Total: | 0 |

**Indicate any significant variations during the financial year with respect to the provisions of Royal Decree 1362/2007:**

| Date of communication | Total direct shares acquired | Total indirect shares acquired | Total % of Share Capital |
|---|---|---|---|
| 0 | 0 | 0 | 0 |

**A.9. Indicate the conditions and terms of any current powers conferred upon the Board of Directors at the Shareholders' Meeting issue, repurchase or transfer treasury stock.**

Regarding the derivative acquisition of own shares, the Shareholders' Meeting held on June 22, 2013 passed the following resolution:

"1. To revoke, to the extent not used, the authorization granted by the Ordinary General Meeting of 30 June 2012, in point eleventh of the agenda therefore, regarding the authorization for direct or indirect derivative acquisition of own shares.

2. To grant express authorization for derivative acquisition of Class A shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authoring.

The acquisition price may not be less than par value or more than 20 percent higher than market price at the moment of the acquisition. The transactions for the acquisition of own shares will be in accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. It is expressly stated that the authorization for the acquisition of own shares granted pursuant to this resolution, may be used, in whole or in part, to acquire shares of the Company to be delivered by it in fulfillment of any compensation plan by means of or any agreement for the delivery of shares or options on shares to the members of the Board of Directors and to the managers of the Company in force at any time, and that express authorization is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorization, and those owned by the Company at the date of holding of this General Meeting, to be used, in whole or in part, to facilitate fulfillment of the aforementioned plans or agreements.

5. The Board of Directors is also authorized to substitute the delegated powers granted by this General Shareholders Meeting regarding this resolution in favor of the Delegated Committee, the Chairman of the Board of Directors or the Chief Executive Officer."

Likewise, the current powers conferred to issue shares, upon the Board of Directors at the Shareholders' Meeting, are the following:

- Capital increase in the amount necessary for the rights under the Prisa Warrants issued by the Company to certain of the Company's creditors, that give holders the right to subscribe for new Class A ordinary shares of Prisa exclusively by way of the set-off of receivables, in a maximum foreseen of 37,266,130 euros, through the issue of up to a maximum total set of 372,661,305 new shares with a nominal value of 0.10 euros and with a share premium of 0.1673 euros, although this price will be adjusted in circumstances provided in the agreement. The Prisa Warrants may be exercised by holders, in whole or in part, at any time within a maximum of five (5) years.

  This resolution was adopted by the Extraordinary Shareholders Meeting of December 10, 2013.

- Capital increase against Class B share premium reserve, required to pay the Class B preferred dividend with Class A ordinary shares accrued during the 11 months following to June 2013. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 22, 2013.

- Resolution delegating authority to increase capital to the Board of Directors, with delegation to exclude preemption rights, if any, adopted by the General Shareholders Meeting of June 22, 2013, in effect until June 2018.

- Resolution delegating to the Board of Directors authority to issue fixed income securities, both straight and convertible into newly-issued shares and/or shares exchangeable for outstanding shares of Prisa and other companies, warrants (options to subscribe new shares or acquire outstanding shares of Prisa or other companies), bonds and preferred shares, with delegation of the authority to increase capital by the amount necessary to cover applications for conversion of debentures or exercise of warrants, and to exclude the preemption rights of shareholders and holders of convertible debentures or warrants on newly-issued shares, adopted by the General Shareholders Meeting of June 22, 2013 in effect until June, 2018.

- Resolution for increase of capital by the amount necessary to cover the conversion of convertible Bonds issued by the Company, up to an initially contemplated maximum of 421,359,223 Class A shares. The bondholders may request their conversion into Class A shares at any time before July 2014 and in this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The price of the Prisa shares for purposes of conversion will be 1.03 Euros and will be be adjusted in certain circumstances provided in the resolution. This resolution was adopted by the Ordinary Shareholders Meeting of June 30, 2012.

- Resolution for increase of capital in a nominal amount of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, to be subscribed and fully paid in against cash contributions, with recognition of the right of preemption, expressly contemplating incomplete subscription, with delegation to the Board of Directors to verify fulfillment of the conditions to which this resolution is subject and redraft article 6 of the Bylaws to adapt the text thereof to the subscriptions made. Preemption rights may be exercised during forty-two (42) monthly windows up to the fourth business day of each calendar month from January, 2011, to June, 2014. This resolution was adopted by the Extraordinary Shareholders Meeting of November 27, 2010.

**A.10. State whether there are any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, information must be provided on the existence of any kind of restriction that may impede the takeover of the company by means of share purchases on the market.**

NO

| Description of the restrictions |
|---|
| |

**A.11 Indicate whether shareholders at the Annual Meeting have resolved to adopt any anti-takeover measures pursuant to Law 6/2007.**

NO

**If applicable, explain the measures passed and the terms in which restrictions would not apply:**

**A.12. State whether the company has issued securities that are not traded on an official market in the EU.**

YES

**If appropriate, state the different classes of share and, for each class of share, the rights and obligations it confers.**

i) "American Depositary Shares" ("ADS"): On 5 March 2010 PRISA and the US company Liberty Acquisition Holdings Corp., legally configured as a "special purpose acquisition company" (hereinafter Liberty), entered into a "Business Combination Agreement" (hereinafter BCA), (subsequently and successively amended on 15 March, 5 April

and 7 May 2010 and amended and consolidated on 4 August and further amended on 13 August), the purpose of which was to give effect to a capital increase in kind in PRISA through a swap of Liberty shares and warrants for or in exchange for a combination of newly issued ordinary and non-voting convertible shares.

The aforementioned agreement involved two capital increases, the resolution for which was passed in the Extraordinary General Meeting of PRISA held on 27 November 2010. Ordinary class A shares and convertible class B shares were issued and were formally subscribed by a depositary bank (Citibank NA), acting purely in a fiduciary capacity for the benefit of the real owners of the PRISA shares, in such a way that, simultaneously with the subscription, the depositary bank issued "American Depositary Shares" ("ADS"), which were delivered to the Liberty shareholders.

In consequence, it is expressly stated for the record that the ADS have been issued by the aforementioned depository institution and not by PRISA.

The ADS representing Class A and Class B PRISA shares are listed on the New York Stock Exchange (NYSE).

Each PRISA ADS- A gives the right to four ordinary Class A PRISA shares and each PRISA ADS- B gives the right to four non-voting convertible Class B PRISA shares.

Since 3 December 2010 the owners of the ADS have had the right to ask the depositary institution holding the aforementioned ADS (Citibank NA) for the direct delivery of the corresponding shares and their consequent trading on the Spanish stock exchanges.

ii) Convertible bonds: In the context of the refinancing of the Company's financial debt and as part of the measures considered appropriate by the Board of Directors to improve PRISA's creditworthiness and to strengthen its economic stability, the PRISA General Meeting held on 30 June 2012 passed a resolution, under point ten of its agenda, to issue bonds that were required to be converted into Class A shares in the Company within a period of two years. The bonds were subscribed by certain financial institutions that were creditors (334 million euros, by means of the partial swap of their loans) and other institutional investors (100 million euros, by means of a cash contribution).

On the final maturity date any bonds that have not already been converted into shares will have to be converted into ordinary Class A shares. However, the bondholders may request that the bonds be converted into Class A shares at any time prior to the final maturity date.

These bonds are not traded on any regulated market.

iii) "PRISA Warrants 2013": In the context of the refinancing of the Company's bank debt, that has been signed with all the banks and certain institutional investors representing the entirety of PRISA's financial debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "PRISA Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "PRISA Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "Warrants" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the PRISA Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

These "PRISA Warrants 2013" are not traded on any regulated market.

## B. SHAREHOLDERS MEETING

### B.1 Concerning the quorum required at Shareholders Meetings, indicate whether there are differences with respect to the minimum stipulated in the Corporations Law (LSC), and if so, explain.

NO

| | % difference vs. quorum required pursuant to Article 193 LSC (general cases) | % difference vs. quorum required pursuant to Article 194 LSC (special cases provided in Article 194) |
|---|---|---|
| Quorum required at initial meeting | 0 | 0 |
| Quorum required at adjourned meeting | 0 | 0 |

**B.2 Concerning rules for adopting corporate resolutions, explain whether there are differences with respect to those provided in the Corporations Law (LSC) and, if so, explain:**

YES

**Describe how it differs from the regime provided for in the LSC.**

| | Qualified majority other than as provided for in Article 201.2 LSC for matters under Article 194.1 LSC | Other instances of qualified majority |
|---|---|---|
| Percentage established by the entity for the adoption of resolutions | 69% | 69% |

**Describe the differences**

Article 15 bis of the Bylaws provides that, without prejudice to the provisions of law, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:

a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c) Winding-up and liquidation of the Company.

d) Suppression of preemption rights in monetary share capital increases.

e) Change of the management body of the Company.

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors.

**B.3 State the rules applicable to amendment of the bylaws. In particular, information must be provided on the majorities established for amendment of the bylaws and, if appropriate, the rules established to safeguard the rights of shareholders when the bylaws are amended.**

The amendment of the Bylaws is a matter for the General Shareholders Meeting and shall be carried out in accordance with the provisions contained in the Capital Companies Act and the Bylaws.

As provided in article 15 bis of the Bylaws, the favorable vote of 69 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares

The Corporate Governance Committee shall report on proposals for amending the Bylaws.

### B.4. Provide attendance statistics for the general shareholders' meetings held during the year to which the present report refers and during the previous year:

| | Attendance Statistics | | | | |
|---|---|---|---|---|---|
| Date of Shareholders' Meeting | % physically present | % represented by proxy | % distance voting | | Total |
| | | | Vote by electronic means | Others | |
| 22 June 2013 | 30.882 | 12.751 | 0.002 | 0.000 | 43.635 |
| 10 December 2013 | 27.696 | 14.986 | 0.002 | 0.000 | 42.684 |

### B.5 Indicate whether there are any restrictions in the company bylaws with respect to the minimum number of shares required to attend the Annual Shareholders Meeting:

YES

| | |
|---|---|
| Number of shares required to attend the Annual Shareholders Meeting | 60 |

### B.6 State whether it has been agreed that specific decisions entailing a structural modification of the company ("subsidiarization", sale/purchase of key operating assets, transactions equivalent to the liquidation of the company ...) must be submitted to the shareholders' meeting for approval, even though this is not expressly required under commercial law.

NO

### B.7 State the address and manner of accessing the company's website to view corporate governance content and other information on the shareholders' meetings which must be made available to shareholders through the company's website.

In accordance with the provisions of Article 29 ter of the Bylaws, the Company maintains a website for the information of shareholders and investors whose URL is http://www.prisa.com.

Within this website there is a section entitled "Shareholders and Investors", within which is posted all information PRISA must make available to its shareholders.

The section "Shareholders and Investors" is organized into the following sections: i) PRISA share quote, ii) Financial Information iii) Analysts, iv) Share Capital, v) Corporate Governance vi) Relevant Events, vii) General Shareholders Meetings and viii) Prospectus.

# C. COMPANY MANAGEMENT STRUCTURE

## C.1. Board of Directors

### C.1.1. Indicate the maximum and minimum number of directors provided for in the Bylaws:

| | |
|---|---|
| Maximum Number of Directors | 17 |
| Minimum Number of Directors | 3 |

### C.1.2. Complete the following table providing information concerning Board Members:

| Director's Name | Representative | Position on the Board | Date of First Appointment | Date of Last Appointment | How Elected |
|---|---|---|---|---|---|
| JUAN LUIS CEBRIÁN ECHARRI | | CHAIRMAN | 15 June 83 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| MANUEL POLANCO MORENO | | DEPUTY CHAIRMAN | 19 April 01 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| FERNANDO ABRIL-MARTORELL | | CEO | 24 June 11 | 24 June 11 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| CLAUDIO BOADA PALLERES | | DIRECTOR | 18 December 13 | 18 December 13 | APPOINTED BY COOPTACION (BY THE BOARD OF DIRECTORS) |
| JUAN ARENA DE LA MORA | | DIRECTOR | 27 November 10 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| NICOLAS BERGGRUEN | | DIRECTOR | 27 November 10 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| ARIANNA HUFFINGTON | | DIRECTOR | 24 October 2012 | 22 June 2013 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| JOSE LUIS LEAL MALDONADO | | DIRECTOR | 24 October 2012 | 22 June 2013 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| GREGORIO MARAÑÓN BERTRÁN DE LIS | | DIRECTOR | 15 June 83 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |

| | | | | | |
|---|---|---|---|---|---|
| ALAIN MINC | | DIRECTOR | 27 November 10 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| AGNES NOGUERA BOREL | | DIRECTOR | 20 April 06 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| BORJA JESÚS PÉREZ ARAUNA | | DIRECTOR | 18 May 00 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| EMMANUEL ROMAN | | DIRECTOR | 27 November 10 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |
| ERNESTO ZEDILLO PONCE DE LEON | | DIRECTOR | 27 November 10 | 27 November 10 | APPOINTED AT THE ANNUAL SHAREHOLDERS' MEETING |

| | |
|---|---|
| Total Number of Board Members | 14 |

**Indicate any Members retiring from the Board of Directors during the financial year**

| Board Member | Board member status upon retirement | Retirement Date |
|---|---|---|
| MATIAS CORTÉS DOMINGUEZ | OTHER EXTERNAL DIRECTOR | April 16, 2013 |
| MARTIN FRANKLIN | EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS | December 18, 2013 |
| HARRY SLOAN | INDEPENDENT EXTERNAL DIRECTOR | December 18, 2013 |

**C.1.3 Complete the following tables concerning the Members of the Board and their functions:**

## EXECUTIVE DIRECTORS

| Director's Name | Committee that informed His/Her Appointment | Post or Functions |
|---|---|---|
| MR. JUAN LUIS CEBRIÁN ECHARRI | NOMINATION AND COMPENSATION COMMITTEE | CHAIRMAN OF THE BOARD OF DIRECTORS AND OF THE DELEGATED COMMITTEE |
| MR. MANUEL POLANCO MORENO | NOMINATION AND COMPENSATION COMMITTEE | DEPUTY CHAIRMAN AND CHAIRMAN OF DTS DISTRIBUIDORA DE TELEVISION DIGITAL |

| | | |
|---|---|---|
| MR. FERNANDO ABRIL-MARTORELL | NOMINATION AND COMPENSATION COMMITTEE | CEO |

| Total Number of Executive Directors | 3 |
|---|---|
| % of the Board | 21.43 |

## EXTERNAL DIRECTORS REPRESENTING SIGNIFICANT SHAREHOLDINGS

| Director's Name | Committee that informed His/Her Appointment | Name of Significant Shareholder Who He/She Represents or Who Proposed His/Her Appointment |
|---|---|---|
| MRS. AGNES NOGUERA BOREL | NOMINATION AND COMPENSATION COMMITTEE | PROMOTORA DE PUBLICACIONES, S.L. |
| MR. BORJA JESUS PEREZ ARAUNA | NOMINATION AND COMPENSATION COMMITTEE | TIMON, S.A. |
| MR. NICOLAS BERGGRUEN | NOMINATION AND COMPENSATION COMMITTEE | BH STORES, B.V |

| Total number of external directors representing significant shareholdings | 3 |
|---|---|
| % of the Board | 21.43 |

## INDEPENDENT EXTERNAL DIRECTORS

| Director's Name | Profession |
|---|---|
| MR. ALAIN MINC | ENGINEER, POLITICAL AND ECONOMIC ADVISER. PROFESSOR |
| MRS ARIANNA HUFFINGTON | JOURNALIST. CHAIRMAN AND CHIEF OF "THE HUFFINGTON POST MEDIA GROUP" |
| MR. EMMANUEL ROMAN | FINANCIAL. CEO MAN GROUP |
| MR. ERNESTO ZEDILLO PONCE DE LEON | ECONOMIST. EX PRESIDENT OF MEXICO |
| MR. GREGORIO MARAÑON Y BERTRÁN DE LIS | LAWYER |
| MR. CLAUDIO BOADA PALLERÉS | INDUSTRIAL ENGINEER |
| MR JOSE LUIS LEAL MALDONADO | ECONOMIST. EX ECONOMY MINISTER AND EX PRESIDENT OF THE SPANISH BANKING ASSOCIATION |
| MR. JUAN ARENA DE LA MORA | ENGINEER AND FINANCIAL. EX PRESIDENT OF BANKINTER. EX PROFESSOR OF HARVARD BUSINESS SCHOOL. |

| Total number of independent external directors | 8 |
|---|---|
| % of the Board | 57.14 |

**State whether any director classed as independent receives from the company, or from its group, any amounts or benefits in respect of an item other than director remuneration, or maintains or has maintained, during the previous year, a business relationship with the company or with any company in its group, either in his own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship.**

**If appropriate, include a statement from the Board explaining the reasons why it considers that the director in question is able to discharge his functions in his capacity as independent director.**

| Director's Name | Description of the relationship | Reasoned statement |
|---|---|---|
| MR. GREGORIO MARAÑON Y BERTRÁN DE LIS | Legal advice, in the sum of 90,000 euros per annum, provided to Promotora de Informaciones, S.A. (PRISA). | The Board of Directors takes the view that the legal advice provided by Mr Gregorio Marañón to PRISA does not compromise the independence of the Director as the remuneration that he receives in respect of it is not significant for the Director. |

## OTHER EXTERNAL DIRECTORS

| Director's Name | Committee that informed or proposed His/Her Appointment |
|---|---|
| | |

| | |
|---|---|
| Total number of other external directors | |
| % of the Board | |

**Explain why they may not be considered significant shareholders or independent and their relationships with the company, its managers or shareholders:**

| | |
|---|---|
| Director´s Name | |
| Relationships with the company, managers or Shareholders | |
| Reasons | |

**If applicable, indicate any changes that have occurred during the year in each director's status:**

| Director's Name | Date | Previous status | Current Status |
|---|---|---|---|
| | | | |

**C.1.4. Complete the following table with information on the number of female directors during the previous four years, as well as the type of directorship held:**

| | Number of female directors | | | | Percentage of the total number of directors in each category | | | |
|---|---|---|---|---|---|---|---|---|
| | **Year t** | **Year t-1** | **Year t-2** | **Year t-3** | **Year t** | **Year t-1** | **Year t-2** | **Year t-3** |
| **Executive** | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Proprietary** | 1 | 1 | 1 | 1 | 33.33 | 25.00 | 16.66 | 14.28 |
| **Independent** | 1 | 1 | 0 | 0 | 12.50 | 12.50 | 0.00 | 0.00 |
| **Other External** | 0 | 0 | 0 | 0 | 0.00 | 0.00 | 0.00 | 0.00 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Total:** | 2 | 2 | 1 | 1 | 14.28 | 12.50 | 6.25 | 6.66 |

**C.1.5 Explain the measures that, as the case may be, have been taken to seek to include on the Board of Directors a number of women which enables there to be a balanced presence of both men and women.**

| **Explanation of measures** |
|---|
| No particular action has been taken. See next section C.1.6. |

**C.1.6. Explain the measures that, as the case may be, have been taken by the Appointments Committee to ensure that there is no implicit bias in selection procedures which could obstruct the selection of female directors, and so that the company actively looks for and includes women who meet the required professional profile in the potential candidates:**

**Explanation of measures**

Article 8.1 of the Board Regulation provides that in the composition of the Board of Directors the external, independents and ownership directors, will represent a majority with respect of the executive directors. To such effects, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings, the Board of Directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

The selection process is based solely on the suitability and prestige of the candidates. No ad hoc procedure for selecting female directors has been implemented, precisely due to the non-sexist nature of the company's procedures.

Nevertheless, within the competences of the Corporate Governance Committee has been included "report to the Board on issues of gender diversity in relation to the composition of the Board".

**If, despite the measures that may, as the case may be, have been taken there are few female directors, or none at all, explain the reasons for this situation:**

| **Explanation of reasons** |
|---|
| It was not considered as necessary the appointment of additional directors. |

**C.1.7. Explain how shareholders with significant holdings are represented on the Board.**

As already indicated in section C.1.3 of this Report, the Company has three directors representing significant shareholders of the Company: Mr Borja Perez Arauna , Mrs. Agnes Noguera Borel and Mr Nicolas Berggruen.

Mr Borja Perez Arauna represents Timon, S.A. ( Timon ) and Mrs. Agnes Noguera Borel represents Promotora de Publicaciones, SL ( Propu ). Both Timon as Propu are ultimately controlled by Rucandio , S.A, that has an indirect interest of 31.629% in the share capital with voting rights of PRISA.

Mr Nicolas Berggruen represents BH Stores, V.B.

Finally it is noted that Mr Manuel Polanco Moreno is a Director representing significant shareholders at the instance of Timon, SA and also is executive director.

**C.1.8. Explain, if applicable, why directors representing significant shareholdings have been appointed at the request of shareholders whose stake is less than 5% of share capital:**

| Name of Shareholder | Justification |
|---|---|
| MR NICOLAS BERGGRUEN | The Director, in addition to his participation in the share capital of PRISA (see section A.3 of this report), also participates in the share capital of OTNAS Inversiones, SL, holder of a 12.556% of the share capital with voting rights of PRISA. |

**Indicate whether formal requests for representation on the board have been denied shareholders whose stake is equal or higher than others whose requests to appoint a director to represent a significant shareholding was granted. If so, explain why such requests were denied:**

NO

**C.1.9. Indicate whether any board member has left his post before the end of his mandate, whether he explained his reasons to the board and by what means, and if expressed in writing to the entire board, provide the reasons given:**

| Board Member's Name | Reasons |
|---|---|
| MR. MATIAS CORTES DOMINGUEZ | He has resigned as a director for personal reasons. |
| MR. MARTIN FRANKLIN | He has resigned as a director for personal reasons. |
| MR. HARRY SLOAN | He has resigned as a director for personal reasons. |

**C.1.10. If applicable, indicate the powers delegated to members of the Board of Directors:**

| Board Member's Name | Brief Description |
|---|---|
| MR JUAN LUIS CEBRIÁN ECHARRI | HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW |
| MR FERNANDO ABRIL-MARTORELL | HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW |

**C.1.11. If applicable, identify board members who hold posts as directors or officers in subsidiary companies within the listed company's group:**

| Director's Name | Name of the Group Company | Position |
|---|---|---|
| JUAN LUIS CEBRIAN ECHARRI | DIARIO EL PAIS, S.L. | CHAIRMAN |
| JUAN LUIS CEBRIAN ECHARRI | DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. | DIRECTOR |

| | | |
|---|---|---|
| JUAN LUIS CEBRIAN ECHARRI | EDICIONES EL PAIS | CHAIRMAN |
| JUAN LUIS CEBRIAN ECHARRI | PRISA INC | CHAIRMAN AND CHIEF EXECUTIVE OFFICER |
| JUAN LUIS CEBRIAN ECHARRI | PROMOTORA DE ACTIVIDADES AMERICA 2010 MEXICO, S.A. DE CV. | CHAIRMAN AND CHIEF EXECUTIVE OFFICER |
| MANUEL POLANCO MORENO | CANAL CLUB DE DISTRIBUCION DE OCIO Y CULTURA, S.A. | DIRECTOR |
| MANUEL POLANCO MORENO | DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. | CHAIRMAN |
| MANUEL POLANCO MORENO | GRUPO MEDIA CAPITAL, SGPS, S.A. | DIRECTOR |
| MANUEL POLANCO MORENO | MCP MEDIA CAPITAL PRODUCOES, S.A | CHAIRMAN |
| MANUEL POLANCO MORENO | MEDIA CAPITAL PRODUCOES INVESTIMENTOS SGPS, S.A. | CHAIRMAN |
| MANUEL POLANCO MORENO | PLURAL ENTERTAINMENT CANARIAS, S.L.U | JOINT AND SEVERAL DIRECTOR |
| MANUEL POLANCO MORENO | PLURAL ENTERTAINMENT ESPAÑA, S.L.U | JOINT AND SEVERAL DIRECTOR |
| MANUEL POLANCO MORENO | PLURAL ENTERTAINMENT PORTUGAL, S.A | CHAIRMAN |
| MANUEL POLANCO MORENO | PLURAL JEMPSA SL | DEPUTY CHAIRMAN AND JOINT CEO |
| MANUEL POLANCO MORENO | PRODUCTORA CANARIA DE PROGRAMAS, S.L. | DIRECTOR |
| MANUEL POLANCO MORENO | SOCIEDAD CANARIA DE TELEVISION REGIONAL, S.A. | JOINT AND SEVERAL CEO |
| MANUEL POLANCO MORENO | TESELA PRODUCCIONES CINEMATOGRÁFICAS, S.L. | JOINT AND SEVERAL DIRECTOR |
| MANUEL POLANCO MORENO | TVI - TELEVISÃO INDEPENDENTE, SA | CHAIRMAN |
| MANUEL POLANCO MORENO | VERTIX, SGPS, S.A. | CHAIRMAN |
| FERNANDO ABRIL-MARTORELL HERNANDEZ | DIARIO AS, S.L. | DIRECTOR |
| ARIANNA HUFFINGTON | DIARIO EL PAIS, S.L. | DIRECTOR |
| ARIANNA HUFFINGTON | EDICIONES EL PAIS, S.L. | DIRECTOR |

**C.1.12. If applicable, indicate the directors of your company who are members of the boards of directors of other companies listed on official Spanish securities markets, other than companies in your own group, which have been reported to the company:**

| Director's Name | Name of Listed Company | Position |
|---|---|---|
| JUAN LUIS CEBRIAN ECHARRI | MEDIASET ESPAÑA COMUNICACIÓN, S.A. | DIRECTOR |
| MANUEL POLANCO MORENO | MEDIASET ESPAÑA COMUNICACIÓN, S.A | DEPUTY CHAIRMAN |
| FERNANDO ABRIL-MARTORELL | GRUPO EMPRESARIAL ENCE, S.A. | DIRECTOR |
| AGNES NOGUERA BOREL | LIBERTAS 7, S.A. | CHIEF EXECUTIVE OFFICER |
| ALAIN MINC | CAIXABANK, S.A. | DIRECTOR |
| BORJA JESUS PEREZ ARAUNA | VALSEL INVERSIONES SICAV, S.A. | CHAIRMAN |
| BORJA JESUS PEREZ ARAUNA | CARAUNA INVERSIONES SICAV, | CHAIRMAN |

| | | |
|---|---|---|
| | S.A. | |
| BORJA JESUS PEREZ ARAUNA | NOMIT GLOBAL SICAV | DIRECTOR |
| GREGORIO MARAÑON Y BERTRAN DE LIS | VISCOFAN, S.A. | DIRECTOR |
| JUAN ARENA DE LA MORA | FERROVIAL, S.A. | DIRECTOR |
| JUAN ARENA DE LA MORA | MELIA HOTELS INTERNATIONAL, S.A. | DIRECTOR |
| JUAN ARENA DE LA MORA | ALMIRALL, S.A. | DIRECTOR |

**C.1.13. Indicate, and if applicable explain, whether the company has established rules regarding the number of boards on which its directors may sit:**

NO

**C.1.14. Indicate the general company policies and strategies that must be approved by the board in full:**

| | |
|---|---|
| Investment and financing policy | YES |
| Definition of group company structure | YES |
| Corporate governance policy | YES |
| Corporate social responsibility policy | YES |
| Strategic or business plan, as well as management goals and annual budgets | YES |
| Remuneration policy and assessment of performance of senior management | YES |
| Risk management and control policy, as well as periodic monitoring of internal information and control systems | YES |
| Dividends policy, and treasury stock policy, particularly with regard to limitations thereon | YES |

**C.1.15. State the overall remuneration of the Board of Directors:**

| | |
|---|---|
| **Remuneration of the Board of Directors (thousands of €)** | 6,267 |
| **Amount of overall remuneration in respect of rights accumulated by directors in the area of pensions (thousands of €)** | 0 |
| **Overall remuneration of the Board of Directors (thousands of €)** | **6,267** |

**C.1.16. Identify members of senior management who are not executive directors and indicate the total remunerations paid in their favor during the financial year:**

| Name | Position |
|---|---|
| MIGUEL ANGEL CAYUELA SEBASTIAN | CHIEF EXECUTIVE OFFICER OF GRUPO SANTILLANA |
| ANTONIO GARCIA-MON MARAÑES | SECRETARY GENERAL |
| PEDRO GARCÍA GUILLÉN | CHIEF EXECUTIVE OFFICER OF PRISA TELEVISION |
| JOSE LUIS SAINZ DIAZ | CEO OF PRISA NOTICIAS AND PRISA RADIO |
| FERNANDO MARTINEZ ALBACETE | DIRECTOR OF STRATEGIC PLANNING, MANAGEMENT CONTROL AND BUDGETING AT PRISA |
| BARBARA MANRIQUE DE LARA | CORPORATE COMMUNICATIONS, MARKETING & EXTERNAL RELATIONS DIRECTOR |
| VIRGINIA FERNANDEZ IRIBARNEGARAY | INTERNAL AUDIT DIRECTOR |
| ANDRES CARDÓ SORIA | INTERNATIONAL MANAGING DIRECTOR FOR PRISA RADIO |
| JAVIER LAZARO RODRIGUEZ | CHIEF FINANCIAL OFFICER (CFO) OF PRISA |
| OSCAR GOMEZ BARBERO | DIRECTOR OF ORGANIZATION, RESOURCES AND TECHNOLOGY. |

| | |
|---|---|
| **Total Senior Management Salaries (in Euros 000)** | **6,209** |

**C.1.17. If applicable, identify the members of the Board of Directors who are likewise members of the boards of directors of significant shareholder´s companies and/or in companies within its group:**

| Director's Name | Significant Shareholder's Corporate Name | Position |
|---|---|---|
| MANUEL POLANCO MORENO | RUCANDIO, S.A. | DIRECTOR |
| MANUEL POLANCO MORENO | TIMON, S.A. | DEPUTY CHAIRMAN |
| BORJA PÉREZ ARAUNA | TIMON, S.A. | DEPUTY CHAIRMAN |
| BORJA PÉREZ ARAUNA | OTNAS INVERSIONES, S.L. | DIRECTOR |
| BORJA PÉREZ ARAUNA | PROMOTORA DE PUBLICACIONES, S.L. | JOINT AND SEVERAL DIRECTOR |
| BORJA PÉREZ ARAUNA | ASGARD INVERSIONES, SLU | JOINT AND SEVERAL DIRECTOR |

**If applicable, indicate the relevant relationships (other than those listed in the previous table) existing between members of the Board of Directors and significant shareholders and/or companies in the group:**

| Director's Name | Significant Shareholder's Name | Description of the Relationship |
|---|---|---|
| MANUEL POLANCO MORENO | RUCANDIO, S.A. | THE DIRECTOR OWNS 13.55% OUTRIGHT AND IS THE NAKED OWNER OF 11.45% OF THE SHARE CAPITAL OF RUCANDIO, S.A. |
| MANUEL POLANCO MORENO | RUCANDIO INVERSIONES SICAV, S.A. | THE DIRECTOR HAS DIRECT HOLDINGS (11.93%) IN THE SHARE CAPITAL OF RUCANDIO INVERSIONES SICAV, S.A. |
| BORJA JESÚS PÉREZ ARAUNA | TIMÓN, S.A. | THE DIRECTOR HAS AN EMPLOYMENT RELATIONSHIP WITH TIMÓN, S.A. |
| BORJA JESÚS PÉREZ ARAUNA | PROMOTORA DE PUBLICACIONES, S.L. | THE DIRECTOR HAS DIRECT HOLDINGS (0.0081%) IN THE SHARE CAPITAL OF |

| | | |
|---|---|---|
| | | PROMOTORA DE PUBLICACIONES, S.L. |
| NICOLAS BERGGRUEN | BH STORES IV, B.V | BH STORES IV B.V. ("BH IV") IS AN INDIRECT SUBSIDIARY OF BERGGRUEN HOLDINGS LTD. ("BH LTD."), A DIRECT, WHOLLY-OWNED SUBSIDIARY OF THE NICOLAS BERGGRUEN CHARITABLE TRUST (THE "TRUST"). THE ULTIMATE OWNER OF THE SHARES HELD BY BH IV IS THE TRUST. MR. BERGGRUEN IS A DIRECTOR OF BERGGRUEN HOLDINGS LTD |
| NICOLAS BERGGRUEN | OTNAS INVERSIONES, S.L. | THE DIRECTOR HAS INDIRECT HOLDINGS (8.2187%) IN THE SHARE CAPITAL OF OTNAS INVERSIONES, S.L., THROUGH BERGGRUEN ACQUISITION HOLDINGS, S.L. |

### C.1.18. Indicate if the Board Regulation has been amended during the year.

NO

### C.1.19. Indicate the procedures for the selection, appointment, reelection, evaluation and removal of directors. Describe the bodies empowered to do so, the steps to be taken and the criteria to be applied in each of those procedures.

According to Article 17 of the Company Bylaws, the Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders' Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company. The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

As provided in article 15 bis of the Bylaws, a favorable vote of 69% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning changes in the Board of Directors and a appointment of members of the Board at the Shareholders' Meeting, except for candidates proposed by the Board of Directors.

Likewise in accordance with article 17 bis of the Bylaws, shall be considered as:

a) Executive Directors: Those who perform executive functions or who are senior managers of the Company. In any case, those directors who have been delegated permanent general powers by the Board and/or are under senior management contracts or contracts to provide full-time executive services to the Company shall be deemed executive directors.

b) External Directors Representing Significant Shareholdings: Directors who (i) hold shares equal or superior to those legally considered significant shareholdings at any time or who have been appointed due to their position as shareholders, although their holdings may be less than those considered significant; (ii) or whose appointments were proposed by shareholders falling under section (b) (i) above.

c) Independent External Directors: Those not included in the previous categories, appointed based on their recognized personal and professional prestige and their experience and knowledge for the exercise of their functions, without ties to the executive team or significant shareholders.

d) Other External Directors: external directors who do not qualify as either significant shareholders or independent.

The Board of Directors Regulation may further define and develop these concepts.

Article 17 bis of the Bylaws also provides that the composition of the Board of Directors shall be such that external directors or non-executive directors represent a majority with respect to executive directors, with the presence of independent directors.

Chapter VI of the Board Regulations provides for the following procedures for appointing, reelection, evaluating and removing Directors:

- Appointment of Directors: Directors shall be appointed by the participants at the Shareholders' Meeting or, provisionally, by the Board of Directors in accordance with the provisions of the Companies Law and the Company Bylaws.

Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding proposal or advisory opinion issued by the Nomination and Compensation Committee or of the Corporate Governance Committee, as the case may be.

- Appointment of External Directors: The Board of Directors and the Nomination and Compensation Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

The Corporate Governance Committee shall evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.

- Re-appointment of Directors: Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Nomination and Compensation Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

- Tenure of Service: Directors shall be appointed for a term of five (5) years, and may be re-appointed. Directors appointed by co-optation may be ratified in office by resolution of the first shareholders meeting following his appointment.

- Termination of Tenure: Directors shall leave their posts when the period for which they were appointed has expired, or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws. Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in cases provided in article 21.2 of the Board of Directors Regulation, which are described in section B.1.20 below.

The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

Committee members shall leave their posts when they cease to be directors.

- Voting Objectivity and Secrecy: Directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

-Evaluation: As provided in the Board of Directors Regulation, periodic evaluation of the performance and composition of the Board of Directors shall be submitted to Board approval with the previous report by the Corporate Governance Committee.

## C.1.20 State whether the Board of Directors has conducted an evaluation of its activities during the year:

YES

**If appropriate, explain to what extent the self-evaluation has produced significant changes to its internal organization and to the procedures applying to its activities:**

| Description of changes |
|---|
| Improvement in the organisation of the meetings of the Board and its Committees. More foresight in the agenda for the meetings. |

## C.1.21. Indicate under what circumstances Directors are obliged to resign.

As set forth in Article 21.2 of the Board Regulations, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

1) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

2) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

3) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

4) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

5) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

6) When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

Article 33.5 of the Board of Director Regulations provides that in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

## C.1.22. Indicate whether the functions of Chief Executive Officer of the Company are also performed by the Chairman of the Board of Directors. If so, explain the measures adopted to limit the risks of conferring those powers upon a single person:

YES

| Risk-Limiting Measures |
|---|
| The Chairman of the Board of Directors is the chief individual responsible for the management of the Company. His main assistant is the Chief Executive Officer who is responsible for the effective management of the business of the Company, always in accordance with the decisions and criteria adopted at the Shareholders' Meeting and by the Board of Directors, the Delegated Committee and the Chairman, in the framework of their respective competences. There is likewise an Audit Committee, a Corporate Governance Committee, and Appointments and Remuneration Committee, and neither the Chairman nor any of the Executive Directors are members of those committees. |

**Indicate, and if so explain, whether rules have been passed to enable an independent director to request that a board meeting be held or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct assessment by the board of directors.**

NO

**C.1.23. Are reinforced majorities required for taking certain types of decisions, other than those required by law?**

NO

**C.1.24. Indicate whether the requirements for being elected Chairman differ from those required for election to the Board:**

NO

**C.1.25. Indicate whether the Chairman may exercise a casting vote:**

YES

| Matters in which the Chairman has a Casting Vote |
|---|
| Pursuant to Article 23 of the Company Bylaws and Article 16.2 of the Board Regulations, the Chairman may exercise a casting vote to break any possible ties that may arise concerning any matter. |

**C.1.26. Indicate whether the Bylaws of the Board Regulations set an age limit for Directors:**

NO

| | |
|---|---|
| Age limit for the Chairman | 0 |
| Age limit for the Chief Executive Officer | 0 |
| Age limit for Directors | 0 |

**B.1.27. Indicate whether the Bylaws or Board Regulations limit the term of office of independent directors, different from that required by law:**

NO

| | |
|---|---|
| **Maximum Term of Office** | 0 |

**C.1.28 State whether the bylaws or regulations of the Board of Directors lay down specific rules for granting proxies at Board Meetings, how this is done and, in particular, the maximum number of proxies a director can have, as well as whether**

**proxies must be given to directors holding the same type of directorship. If so, provide a brief description of the rules.**

Article 23 of the Company Bylaws and Article 16 of the Board Regulations provide that directors may delegate their votes to another director. In that regard, proxies must be in writing, specifically for the meeting in question and instructing to the representative about the sense of any vote.

**C.1.29. Indicate how many Board Meetings were held during the year. Also indicate, if appropriate, how often the Board met without the chairman's attendance. Proxies granted with no specific instructions will be treated as attendances.**

| | |
|---|---|
| Number of Board Meetings | 11 |
| Number of Meetings That the President Did Not Attend | 0 |

Indicate the number of meetings held by the Board's committees:

| | |
|---|---|
| Number of meetings of the Executive or Delegated Committee | 2 |
| Number of meetings of the Audit Committee | 7 |
| Number of meetings of the Compensations and Nominations Committee | 7 |
| Number of meetings of the Corporate Governance Committee | 4 |

**C.1.30. Indicate the number of meetings held by the Board of Directors during the financial year in which all members were in attendance. Proxies in attendance with specific instructions should be counted as attendances:**

| | |
|---|---|
| Attendances of board members | 148 |
| % of attendances with respect to the total number of votes during the year | 89.156 |

**C.1.31. Indicate whether the individual and consolidated annual accounts submitted to the Board for its approval are previously certified:**

NO

**Identify, if applicable, the person or persons who certified the individual and consolidated annual accounts of the Company, for submission to the Board:**

**C.1.32. Explain, if they exist, the mechanisms established by the Board of Directors to prevent the annual and consolidated accounts from being submitted at the Shareholders' Meeting with provisos in the Auditor's Report.**

Pursuant to article 24.4.b) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the preparation and publication of the Company's financial information

i. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

iii. Oversee the preparation and presentation of financial information regulated.

## C.1.33. Is the Secretary of the Board of Directors likewise a Director?

NO

## C.1.34 Explain the procedures for the appointment and removal of the Secretary to the Board, indicating whether the Nominations Committee issued an opinion and the Board approved his appointment and removal.

| Procedure for appointment and removal |
|---|
| Pursuant to Article 13 of the Board of Directors Regulation, the Board of Directors appoints a secretary, who must be a lawyer and need not be a member of the Board. The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.<br>Likewise, and in accordance with Article 25.3 of the Board of Directors Regulation, one of the main responsibilities of the Nomination and Compensation Committee is to issue an opinion concerning the Board of Directors' proposal for the appointment of the secretary and deputy secretary of the board. |

| | |
|---|---|
| **Does the Nomination Committee issue an opinion concerning the appointment?** | YES |
| **Does the Nomination Committee issue an opinion concerning the removal?** | NO |
| **Is the appointment approved by the full Board?** | YES |
| **Is the removal approved by the full Board?** | YES |

## Is the Secretary to the Board specifically responsible for overseeing compliance with good governance recommendations?

**YES**

| Observations |
|---|
| Yes, with regard to the recommendations accepted by the Company and including in its internal regulations. |

## C.1.35. Indicate, if applicable, the mechanisms established by the Company to preserve the independence of auditors, financial analysts, investment banks and rating agencies.

Pursuant to article 24.4.c) of the Board of Directors Regulation, the Audit Committee has the following competences in connection with the external Auditor of the Company

i. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

ii. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

iii. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

iv. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

v. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

vi. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

Likewise, article 40 of the Board Regulations stipulates that:

1. The Board of Directors shall refrain from proposing the appointment or renewal of a firm of auditors when the fees paid by the Company for all of its services represent more than 5% of the annual income of that auditing firm, based on the average for the last five years.

2. The Board of Directors shall publicize the total fees that the Company has paid to the auditors, differentiating between fees for auditing company accounts and those paid for other services rendered. The Annual Report of company accounts must likewise include a breakdown of the fees paid to auditors, as well as those paid to any company belonging to the firm of auditor's corporate group or to any company sharing common property, management or control with the Company's auditors.

**C.1.36 Indicate whether during the financial year the company has changed external auditors. If so, specify the former and present auditors:**

NO

| Former auditor | Current auditor |
|---|---|
| | |

**In the event there were discrepancies with the former auditor, explain the nature of those discrepancies:**

NO

**C.1.37. Indicate whether the auditing firm renders other non-auditing services to the Company and/or its corporate group and, if so, state the amount of fees paid for those services and the percent that this represents of the total fees invoiced to the Company and/or its group.**

YES

| | Company | Group | Total |
|---|---|---|---|
| Amount paid for non-auditing services (Euros 000) | 324 | 616 | 940 |
| Amount paid for non-auditing services / Total amount invoiced by the auditing firm (%) | 42% | 24% | 28% |

**C.1.38. Indicate whether the report on the audit of the annual accounts for the previous year contained any reservations or qualifications. If so, indicate the reasons provided by the chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.**

NO

**C.1.39. Indicate the number of consecutive years that the present auditing firm has audited the annual accounts of the Company and/or its group. Likewise indicate the percent that the number of years with this auditing firm represents with respect to the total number of years that the annual accounts have actually been audited.**

| | Company | Group |
|---|---|---|
| Number of consecutive years | 23 | 22 |

| | Company | Group |
|---|---|---|
| Number of years audited by the present auditing firm / Number of years that the Company has been audited (%) | 100.00 | 100.00 |

**C.1.40. Indicate whether there is a procedure for Directors to obtain outside counsel and, if so, describe that procedure.**

YES

| Description of the Procedure |
|---|
| The Board Regulations incorporate this principle in the following terms: "Directors shall have broad powers to obtain information and counsel that they may need with regard to any aspect of the Company, provided that it is required in the fulfillment of their duties." (Article 27).<br><br>Likewise, article 28 establish that in order to be assisted in exercising their functions, any Director may request the hiring, under the Company cost, legal, accounting, technical, financial, commercial or other experts. The engagement must deal with specific problems of certain importance and complexity that arise in the performance of their duties. The application for hire will be channeled through the President or Secretary of the Board of Directors, who may subject to prior approval of the Board of Directors, which may be denied when there are reasons that justify it.<br><br>Articles 14 and 23 of said Regulation respectively establish that the Delegated Commission and the Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations. |

**C.1.41. Indicate whether there is a procedure for Directors to obtain the information they need in sufficient time to enable them to prepare for the meetings of the governing bodies and, if so, describe that procedure:**

YES

| Description of the Procedure |
|---|
| Pursuant to article 13 of the Board of Directors Regulation the Secretary shall ensure the proper functioning of the Board.<br><br>Likewise, article 15 of the Board of Directors Regulation provides the call for meetings of the Board of Directors, |

which shall be sent a minimum of seven (7) days in advance of the meeting, shall always include the agenda for the meeting and that the Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors.

Article 27 of the Board of Directors Regulation provides that Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested. Furthermore, the Chairman of the Board shall ensure that all directors receive all documentation to be distributed at meetings of the Delegated Committee and the various committees and their respective minutes.

Article 32 of the Board of Directors Regulation includes within the general obligations of the Directors, that of being informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Delegated Commission).

**C.1.42. Indicate whether the company has rules (and if so, describe those rules) compelling directors to inform and, if warranted, resign in circumstances that may damage the prestige and reputation of the company:**

YES

**Description of the Procedure**

As established in section 21.2. of the Rules of the Board of Directors, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

e) When in the course of a year they fail to attend physically to more than two meetings of the Board of Directors, of the Delegated Commission or to the Committees which they participate, which one of them must be necessarily of the Board, without just cause, in the opinion of the Board, the delegated Committee or the Committees to whom he/she participates.

f) When the belonging to the Board for lack of fitness, in the manner described in Article 33.5 of these Regulations (conflicts of interest), may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

**C.1.43. Indicate whether any member of the Board of Directors has informed the company that he has been prosecuted or that proceedings have been brought against him for any of the offenses listed in Article 213 of the Corporations Law:**

NO

| Name of director | Criminal proceeding | Comments |
|---|---|---|

| | | |
|---|---|---|
| | | |

**Indicate whether the Board of Directors has reviewed the case. If yes, explain the reasons underpinning the decision on whether or not the director should continue in office or, if appropriate, detail the steps taken by the Board of Directors up to the date of this report or the steps it intends to take.**

NO

| Decision / steps taken | Reasoned explanation |
|---|---|
| | |

**C.1.44. Detail the major agreements entered into by the company that come into force, are changed or terminate in the event that the control of the company changes as a result of a tender offer, and its effects.**

i) Shareholders agreement signed by Prisa, Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. (December 2010)

Telefónica de Contenidos, S.A. and Gestevisión Telecinco, S.A. would have an option to purchase all of the interest of Prisa in DTS Distribuidora de Televisión Digital, S.A., to be exercised if there were a change in control.

ii) Refinancing agreement signed by Prisa, HSBC Plc., as agent, and other financial institutions (Override Agreement), in December 2013:

The refinancing agreement includes grounds for acceleration, which include the acquisition of control of PRISA (understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights).

iii) Financing agreement signed by Prisa and Wilmington Trust (London) Limited, as agent, and other financial institutions (New Money Facility Agreement) in December 2013:

The refinancing agreement includes grounds for acceleration, which include the acquisition of control of PRISA (understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights).

**C.1.45. Identify, in aggregate terms, and indicate, in detail, the agreements between the company and its managers, executives or employees which provide for indemnification, safeguard or golden parachute clauses in the event of their resignation or unjustified dismissal, or in the event that the contractual relationship ends as a result of a tender offer or another type of transaction.**

| Number of Beneficiaries | 10 |
|---|---|
| **Type of Beneficiaries** | **Description of the agreement** |
| • 3 Executive Directors<br>• 6 members of Senior Management<br>• 1 Manager of de Promotora de Informaciones, S.A. (PRISA) | On December 31, 2013, contracts of 9 members of the management team (three executive directors and 6 members of senior management) included a special clause that provides, in general, compensation for improper dismissal in an amount between an annuity and an annuity and a half of their respective total annual compensation (fixed salary plus normally last bonus received).<br><br>In addition, another manager of PRISA (not forming part of the senior management) has a safeguard clause in an amount equivalent to one year of compensation. |

**Indicate whether such contracts must be reported and/or approved by the governing bodies of the Company or Group:**

| | Board of Directors | Shareholders' Meeting |
|---|---|---|
| Body authorizing these clauses | YES | NO |

| | |
|---|---|
| Are the participants at the Shareholders' Meeting informed of these clauses? | YES |

## C.2. Committees of the Board of Directors

**C.2.1 List all of the Board committees, their members and the proportion of proprietary and independent directors on them:**

### DELEGATED COMMITTEE

| Name | Position | Classification |
|---|---|---|
| MR. JUAN LUIS CEBRIÁN ECHARRI | CHAIRMAN | EXECUTIVE DIRECTOR |
| MR. FERNANDO ABRIL-MARTORELL | MEMBER | EXECUTIVE DIRECTOR |
| MR. GREGORIO MARAÑON Y BERTRAN DE LIS | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |
| MR. MANUEL POLANCO MORENO | MEMBER | EXECUTIVE DIRECTOR |
| MR. ALAIN MINC | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |

| | |
|---|---|
| % Executive Directors | 60.00 |
| %External Directors representing significant shareholdings | 00.00 |
| %Independent Directors | 40.00 |
| %Other Directors | 00.00 |

### AUDIT COMMITTEE

| Name | Position | Classification |
|---|---|---|
| MR. JUAN ARENA DE LA MORA | CHAIRMAN | INDEPENDENT EXTERNAL DIRECTOR |
| MRS. AGNES NOGUERA BOREL | MEMBER | EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS |
| MR. ALAIN MINC | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |
| MR. EMMANUEL ROMAN | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |

| | |
|---|---|
| % Executive Directors | 00.00 |
| %External Directors representing significant | 25.00 |

| | |
|---|---|
| shareholdings | |
| %Independent Directors | 75.00 |
| %Other Directors | 00.00 |

## NOMINATION AND COMPENSATION COMMITTEE

| Name | Position | Classification |
|---|---|---|
| MR. GREGORIO MARAÑON Y BERTRÁN DE LIS | CHAIRMAN | INDEPENDENT EXTERNAL DIRECTOR |
| MR. BORJA PEREZ ARAUNA | MEMBER | EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS |
| MR. ALAIN MINC | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |

| | |
|---|---|
| % Executive Directors | 00.00 |
| %External Directors representing significant shareholdings | 33.33 |
| %Independent Directors | 66.66 |
| %Other Directors | 00.00 |

## CORPORATE GOVERNANCE COMMITTEE

| Name | Position | Classification |
|---|---|---|
| MR. ERNESTO ZEDILLO | CHAIRMAN | INDEPENDENT EXTERNAL DIRECTOR |
| MRS ARIANNA HUFFINGTON | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |
| MR JOSE LUIS LEAL | MEMBER | INDEPENDENT EXTERNAL DIRECTOR |
| MRS AGNES NOGUERA BOREL | MEMBER | EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS |

| | |
|---|---|
| % Executive Directors | 00.00 |
| %External Directors representing significant shareholdings | 25.00 |
| %Independent Directors | 75.00 |
| %Other Directors | 00.00 |

**C.2.2 Complete the following table with information on the number of female directors who have sat on Board committees during the previous four years:**

| | Number of female directors | | | |
|---|---|---|---|---|
| | **Year t Number %** | **Year t-1 Number %** | **Year t-2 Number %** | **Year t-3 Number %** |
| **Delegated Committee** | 0 (00.00) | 0 (00.00) | 0 (00.00) | 0 (00.00) |
| **Audit Committee** | 1 (25.00) | 1 (25.00) | 1 (25.00) | 1 (25.00) |
| **Nomination and** | 0 (00.00) | 0 (00.00) | 0 (00.00) | 0 (00.00) |

| | | | | |
|---|---|---|---|---|
| **Compensation Committee** | | | | |
| **Corporate Governance Committee** | 2 (50.00) | 2 (50.00) | 1 (25.00) | 0 (00.00) |

## C.2.3 Indicate whether the Audit Committee performs the following duties:

| | |
|---|---|
| **Supervision of the preparation and integrity of the company's, and if applicable, the group's financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules** | YES |
| **Periodic review of internal control and risk management systems, so that the main risks are adequately identified, managed and notified** | YES |
| **Ensuring the independence and accuracy of the operations of the internal audit department; proposing the selection, appointment, reelection and removal of the head of the internal audit department; receiving periodic information concerning audit activities; and verifying that senior managers take into account the conclusions and recommendations contained its reports** | YES |
| **Setting up and supervising a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company, particularly financial or accounting irregularities, of which they may be aware** | YES |
| **Submission to the Board of Directors of proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of its contract** | YES |
| **Receiving regularly from the external auditor information concerning the audit plan and the results of its application, and verifying that senior managers take its recommendations into account** | YES |
| **Ensuring the independence of the external auditor** | YES |
| **In the case of group companies, encouraging the group auditor to assume responsibility for auditing group companies.** | YES |

## C.2.4. Describe the rules governing the organization and functions, as well as the responsibilities attributed to each of the board committees.

DELEGATED COMMITTEE

The rules governing the organization and operations of the Delegated Committee that are described below are contained in articles 5 and 14 of the Board of Directors Regulations:

The Delegated Committee shall comprise no more than eight board members and shall be presided by the Chairman of the Board of Directors. Appointment of the members of the Delegated Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Delegated Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Delegated Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

The Secretary of the Board shall act as Secretary of this Committee.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, and under the provisions of Art. 5 of this Rules, all powers of the Board of Directors that may legally be delegated shall be delegated to the Delegated Committee. As provided for in that rule, the decisions that must be submitted to the Board of Directors and that may be legally delegated to the Delegated Committee may be taken by it for urgency reasons, which must be justified in the next Board meeting to be held. Said decisions are the following: i) Financial information related to listed securities that the Company must disclose periodically; ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet; iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies, iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure; v) Strategic alliances of the Company or its controlled companies; vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens; vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company; viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts; ix) Authorization of linked transactions in the terms provide for in this Regulation; x) Periodic evaluation of the performance and composition of the Board of Directors and the senior management.

The Delegated Committee shall meet at least six times a year and at any time that, in the opinion of the Chairman, company interests warrant a meeting or when two or more members of the Delegated Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Delegated Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Delegated Committee, provided that they are compatible with the Committee's nature and functions.

When requested to do so by the Chairman of the Committee, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

The Delegated Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

The Delegated Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Delegated Committee. All board members shall receive a copy of the minutes of the Delegated Committee's meetings.

The Delegated Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

<u>CORPORATE GOVERNANCE COMMITTEE:</u>

The rules governing the organization and operations of the Corporate Governance Committee that are described below are contained in Article 21 ter of the Bylaws and Article 26 of the Board Regulations:

The Corporate Governance Committee shall consist of a minimum of three (3) and a maximum of five (5) external or non executive directors. The appointment and removal of Committee members will be made by the Board of Directors upon a motion from the Chairman of the Board. Members of the Corporate Governance Committee will cease when they do so in their capacity as Directors or as otherwise agreed by the Board of Directors.

The Chairman of the Committee shall be elected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Corporate Governance Committee shall have the following competences:

a) Regarding the composition of the Board of Directors and Board Committees:
   i. Propose the appointment of independent directors.
   ii. Propose the qualification of directors into the categories of executive, external proprietary, external independent and other directors, when the appointment or renewal of the directors is going to be executed by the General Shareholders Meeting or when that classification is revised annually in the Corporate Governance Report.
   iii. Inform on the removal of executive and independent directors, when the Board of Directors propose the decision to the Shareholders Meeting or when occurs justa causa due to a breach of the director of the duties inherent to his/her position and when is carrying out a disciplinary procedure that could mean the removal of the director.
   iv. Report, together with the Nomination and Compensation Committee, on proposals for the appointment of the Chairman and Vice Chairman, Chief Executive Officer, and members of the Delegated Committee and other committees of the Board of Directors.
   v. Evaluate the skills, knowledge and experience on the Board, and therefore, define functions and capabilities required of candidates to fill each vacancy and evaluate dedication necessary to properly perform their duties.
   vi. Report to the Board on issues of gender diversity in relation to the composition of the Board.
   vii. Submit to the Board of Directors, a report evaluating the performance and composition of the Board and the performance of their duties by the Chairman and the Chief Executive of the Company.

b) In connection with the strategy of corporate governance and corporate social responsibility of the Company:
   i. Promoting corporate governance strategy of the Company.
   ii. Know, promote, guide and monitor the performance of the Company regarding corporate social responsibility and sustainability and corporate reputation and to report thereon to the Board and Delegated Committee as appropriate.
   iii. Inform and propose to the Board the approval of the Corporate Governance Report.
   iv. Inform and propose to the Board the approval of the annual corporate social responsibility report and, in general, issue reports and develop actions in the field of corporate social responsibility and sustainability, in addition, in accordance with corporate governance of the Company and when being asked by the Board of Directors or its Chairman.

c) In connection with the internal rules of the Company:
   i. Propose to the Board the approval of a Code of Ethics
   ii. Propose to the Board the approval of a Code of Conduct of the employees.
   iii. Report on proposals for amending the Bylaws, Rules of the Board, Rules of the Shareholders Meetings, Rules of Operation of the Shareholders Electronic Forum, the Internal Rules of Conduct, the Code of Ethics and Code of Conduct of the employees and any other rules of governance of the Company.
   iv. Review the implementation of the Board Rules, the Internal Rules of Conduct, the Code of Conduct of the employees and, in general, the rules of governance of the Company and to make proposals for their improvement.

d) In connection to transactions with related parties to the Company and companies of the Group:
   i. Report of transactions of the company with a significant shareholder, prior to its approval by the Board.
   ii. Report professional or commercial transactions of directors, prior to its approval by the Board.
   iii. Authorize transactions by persons related to directors under the terms provided for in Article 33 of this Regulation.

e) Other competences:
   i. Review compliance policies and propose all necessary measures for its strengthening.
   ii. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
   iii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

<u>NOMINATION AND COMPENSATION COMMITTEE</u>

The rules governing the organization and operations of the Nomination and Compensation Committee that are described below are contained in Article 21 quater of the Bylaws and Article 25 of the Board Regulations:

The Nomination and Compensation Committee shall have a minimum of three (3) and a maximum of five (5) external directors. The appointment and removal of the Committee members will be determine by resolution of the Board of Directors upon a motion from the Chairman.

The Nomination and Compensation Committee may request the attendance of the company's Chief Executive Officer or any other officer or employee of the Company at its meetings.

The members of the Nomination and Compensation Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, if any, shall act as Secretary of the Committee and in case of absence, any member of the Committee.

The Nomination and Compensation Committee shall have the following core competencies:

a) Regarding the composition of the Board of Directors and Board Committees of PRISA and management bodies of its subsidiaries:

   i. Report on proposals for appointment, reappointment and removal of directors.
   ii. Report, together with the Corporate Governance Committee, on proposals for appointment of Chairman and Vice Chairman, Chief Executive Officer, members of the Delegated Committee and other committees of the Board of Directors.
   iii. Report on the nomination of the Secretary and Deputy Secretary.
   iv. Review and organize the succession of the chairman and chief executive of the Company and make recommendations to the Board of Directors to facilitate that such succession occurs in an orderly and well planned.
   v. Report on proposals for appointment of representatives of the Society in the managing bodies of its subsidiaries.

b) In connection with the senior management of the Group:

   i. Propose the definition of senior management.
   ii. Report the appointment and removal of senior management.
   iii. Approve contracts for senior management.
   iv. Information and, where appropriate, issue reports on disciplinary action to senior management of the Company.

c) In relation to the compensation policy:

   i. Propose to the Board of Directors: i) the Compensation Plan for directors, ii) the amounts and/or compensation limits that apply to directors, based on their dedication to the Board and the Committees thereof, iii) the individual remuneration of executive directors and other conditions of their contracts and iv) a statement of compensation policy for Directors and senior management.
   ii. Approve the key objectives linked with the variable compensation for executive directors and/or the management.
   iii. Propose to the Board of Directors the compensation system for senior managers of PRISA and its subsidiaries and report to the Board about the liquidation of the variable compensation for them and to establish other incentive plans for them.
   iv. Ensure compliance with the remuneration policy set by the Company.

d) Other competences

   i. Approve annually a report on the performance of the Committee and propose to the Board of Directors its publication, when the Annual General Meeting is called.
   ii. Exercise all other powers granted to the Committee in this Regulation.

The Committee shall meet whenever the Board of Directors of the Company or the Delegated Committee requests the issuance of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman, be appropriate for the proper performance of its functions.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at its disposal.

<u>AUDIT COMMITTEE:</u>

The rules governing the organization and operations of the Audit Committee that are described below are contained in article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations:

The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors. At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting, auditing or both.

Additionally, to the extent that the Company's securities are listed, directly or indirectly through other financial instruments, in the New York Stock Exchange (NYSE), the Company will adjust the composition of the Committee to the rules established by United States of America laws and the NYSE.

The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

The Secretary of the Board of Directors and, in his absence, the Deputy Secretary or any member of the Committee, shall act as Secretary of the Committee.

The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have the following competences:

g) To report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

h) In connection with the preparation and publication of the Company's financial information

   a. Review legal compliance requirements and monitor proper application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

   b. Know and oversee the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses in internal control, identified in the development of audit

   c. Oversee the preparation and presentation of financial information regulated.

   d. Review any admission or trading prospectus, and the information on the financial statements to be filed by the Board to the markets and to the Regulators.

i) In connection with the external Auditor of the Company

   a. To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

   b. To report and propose to the Board the external Auditor engagement conditions, the scope of its charge, and, if is the case, the removal or not renewal of the Auditor, and the oversight of the engagement fulfillment.

   c. To maintain contact with the external auditors in order to receive information on those issues related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

   d. To receive from the external auditors any information about all the issues that may compromise the Auditor's independence. In any event, the Committee shall receive every year written confirmation

from the Auditor of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by external auditors, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

e. Pre-approve, before its execution, any engagement with the Company's Auditor, for any works related with audit services or any other kind of services rendered by the Auditor.

f. To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services rendered by the Auditor.

j) In connection with the Internal Audit services

a. To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

b. To oversee internal auditing services and the annual report of the Internal Audit Department.

k) Other competences

a. To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests

b. To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

c. To exercise all other powers granted the committee in this Regulation.

d. To approve an annual report about the Committee performance and propose to the Board the edition when the Shareholders is called.

The Audit Committee shall establish and oversee a procedure which may allow to communicate to the Company the relevant irregularities, specially financing and accounting, in the Company. When these claims are presented by Company or its Group employees, this mechanism will be confidential, and when appropriate, anonymous.

The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

## C.2.5. Indicate, if applicable, whether there are board committee regulations, and if so, where they are available for consultation and any amendments made to them during the financial year. Likewise indicate whether any non-mandatory annual reports are issued concerning the activities of each committee:

**Committee Name**
DELEGATED COMMITTEE
**Brief Description**
Its composition, operations and powers are set forth in the Board of Directors Regulation, which is available on the company website (www.prisa.com ).

There have been no amendments to the Board of Directors Regulation in 2013.

**Committee Name**
CORPORATE GOVERNANCE COMMITTEE
**Brief Description**
Its composition, operations and powers are set forth in article 21 quater of the Bylaws and in article 26 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Corporate Governance Committee published a report on its functions and activities during the 2012 financial year.

**Committee Name**
NOMINATION AND COMPENSATION COMMITTEE
**Brief Description**
Its composition, operations and powers are set forth in article 21 ter of the Bylaws and in article 25 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Nomination and Compensation Committee published a report on its functions and activities during the 2012 financial year.

**Committee Name**
AUDIT COMMITTEE
**Brief Description**
Its composition, operations and powers are set forth in article 21 bis of the Bylaws and in article 24 of the Board of Directors Regulation, which are available on the company website (www.prisa.com).

There have been no changes to the Bylaws or the Board of Directors Regulations, affecting this Committee, during 2013.

On May 2013 the Audit Committee published a report on its functions and activities during the 2012 financial year.

### C.2.6. Indicate whether the composition of the Executive Committee reflects the Board Member's holdings within their category:

NO

| If not, explain the composition of the Executive Committee |
|---|
| There is a predominance of executive directors in the Delegated Commission (3 of its members have this nature) and likewise it is composed by 2 independent directors. The Board of Directors is composed by 3 executive directors, 3 directors representing significant shareholdings and 8 independent directors. |

## D. RELATED-PARTY TRANSACTIONS AND INTRAGROUP TRANSACTIONS

### D.1 Identify the competent body and explain, if appropriate, the procedure for approving related-party transactions or intra-group transactions.

| Competent body for approving related-party transactions |
|---|
| BOARD OF DIRECTORS |

| Procedure for approving related-party transactions |
|---|
| The Board of Directors Regulation only empowers the Board to authorize the Company's transactions with directors or significant shareholders, in the following terms:<br><br>Transactions with Directors (article 33 of the Board of Directors Regulation)<br><br>Direct or indirect professional or commercial transactions of directors (or of persons related to them if they |

involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

<u>Transactions with Significant Shareholders</u> (article 36 of the Board of Directors Regulation)

The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

**State whether the approval of related-party transactions has been delegated, indicating, where appropriate, the body or persons to whom the delegation was made.**

As already indicated, transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

Likewise, related-party transactions operations with the Directors and with the major shareholders may be authorised by the Executive Committee for reasons of urgency, which must be justified at the next Board meeting (article 5 of the Regulations of the Board of Directors).

**D.2. Give details of transactions of a significant nature on account of the sums involved or material transactions on account of the subject-matter involved carried**

**out between the company or entities of its group and the significant shareholders of the company:**

| Significant Shareholder's Name | Name of the Company or Entity in the Group | Nature of the Relationship | Type of Transaction | Amount (Euros 000) |
|---|---|---|---|---|
| | | | | |

**D.3 Give details of transactions of a significant nature on account of the sums involved or material transactions on account of the subject-matter involved carried out between the company or entities of its group and the company's directors or executives:**

| Manager's or Director's Name | Name of the Company or Entity in the Group | Relationship | Nature of the Relationship | Amount (Euros 000) |
|---|---|---|---|---|
| GREGORIO MARAÑÓN Y BERTRÁN DE LIS | PROMOTORA DE INFORMACIONES, S.A. | PROVISION OF SERVICES | Contractual | 90 |
| MATIAS CORTES DOMINGUEZ | PROMOTORA DE INFORMACIONES, S.A. | PROVISION OF SERVICES | Contractual | 101 |
| MATIAS CORTES DOMINGUEZ | AUDIOVISUAL SPORT, S.L. | PROVISION OF SERVICES | Contractual | 505 |
| MATIAS CORTES DOMINGUEZ | DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A. | PROVISION OF SERVICES | Contractual | 2,021 |

**D.4 Provide information on significant transactions carried out by the company with other entities of the same group, where such transactions are not eliminated in the process of preparing the consolidated financial statements and do not fall within the usual course of the company's business, as regards their subject-matter or terms and conditions.**

**In all cases, information must be provided on any intra-group transactions carried out between entities established in countries or territories regarded as tax havens:**

| Name of the Group Entity | Brief Description of the Transaction | Amount (Euros 000) |
|---|---|---|
| | | |

| | | | |
|---|---|---|---|
| BERALAN, S.L. | DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY BERALAN, S.L. TO PRINT MEDIAS OF PRISA GROUP. | | 331 |
| BERALAN, S.L. | INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY BERALAN, S.L. | | 5,882 |
| DISTRIMEDIOS, S.L. | DISTRIBUTION, TRANSPORTATION AND LOGISTICS SERVICES RENDERED BY DISTRIMEDIOS TO PRINT MEDIAS OF PRISA GROUP. | | 879 |
| DISTRIMEDIOS, S.L. | INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR THE PURCHASE OF COPIES AND PROMOTIONS BY DISTRIMEDIOS, S.L. | | 7,160 |
| EDICIONES CONELPA, S.L. | PURCHASE OF MAGAZINES BY EDICIONES EL PAIS, S.L. TO EDICIONES COELPA, S.L | | 2,338 |
| EDICIONES CONELPA, S.L. | LOAN GRANTED BY EDICIONES EL PAIS, S.L. TO THE COMPANY IN WHICH IT HOLDS HOLDINGS, EDICIONES CONELPA, S.L. | | 2,178 |
| GELESA GESTION LOGISTICA, S.L. | DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY GELESA GESTION LOGISTICA TO THE PRINT MEDIA OF PRISA GROUP | | 5,213 |

| | | | |
|---|---|---|---|
| GELESA GESTION LOGISTICA, S.L. | INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY GELESA GESTION LOGISTICA | | 22,322 |
| LE MONDE LIBRE | PRISA PROVIDED A JOINT AND SEVERAL GUARANTEE TO LE MONDE LIBRE, THAT CORRESPOND TO THE AMOUNT OF THE OBLIGATIONS ACQUIRED BY THE COMPANY FROM SUCH HOLDERS OF OBLIGATIONS REIMBURSABLE BY SHARES, ISSUED AT THE TIME BY LE MONDE. | | 6,459 |
| LE MONDE, S.A. | LOAN GRANTED BY PRISA NOTICIAS, S.L. TO LE MONDE, S.A. | | 9,735 |
| MARINA PRESS DISTRIBUCIONES, S.L. | DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY MARINA PRESS DISTRIBUCIONES, S.L. TO THE PRINT MEDIA OF PRISA GROUP | | 1,034 |
| MARINA PRESS DISTRIBUCIONES, S.L. | INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES BY MARINA PRESS DISTRIBUCIONES, S.L. | | 6,406 |
| MEDIASET ESPANA COMUNICACIÓN, S.A. | PURCHASES OF RIGHTS AND ADVERTISING BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, TO MEDIASET ESPAÑA COMUNICACION, S.A. AND IST PARTICIPATED COMPANIES, AS WELL AS TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED BY THESE COMPANIES | | 1,114 |
| MEDIASET ESPAÑA COMUNICACIÓN, S.A. | INCOMES RECEIVED BY SEVERAL COMPANIES IN WHICH PRISA HAS HOLDINGS, FOR TECHNICAL AND ADMINISTRATIVE SERVICES RENDERED TO EITHER MEDIASET | | 25,271 |

| | | |
|---|---|---|
| | COMUNICACIONES ESPAÑA, SA AND ITS PARTICIPATED COMPANIES, AS WELL AS FOR SALE OF ADVERTISING SPACE AND RIGHTS TO THESE COMPANIES. | |
| PLURAL JEMPSA, S.L. | LOANS GRANTED BY SEVERAL COMPANIES OF GRUPO MEDIA CAPITAL TO PLURAL JEMPSA. | 2,388 |
| PROMOTORA DE INFORMACIONES, S.A. | REVENUE SHARE OF REAL MADRID CLUB SPONSORSHIP AND MERCHANDISING, FROM THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST. | 5,421 |
| PROMOTORA DE INFORMACIONES, S.A. | COSTS RELATED TO THE PARTICIPATION IN THE INCOMES OF THE COMPANY REAL MADRID GESTIÓN DE DERECHOS, S.L. IN WHICH PRISA TELEVISION HOLDS AN INTEREST, FOR SPONSORSHIP AND MERCHANDISING OF CLUB REAL MADRID | 1,059 |
| SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. | DIVIDENDS PAID BY SISTEMAS RADIOPOLIS, S.A. DE CV TO ITS SHAREHOLDER SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. | 3,935 |
| SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. | LOANS GRANTED BY SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. TO THE COMPANIES IN WHICH IT HOLDS HOLDINGS, W3COMM CONCESIONARIA, S.A. DE CV AND GREEN EMERALD BUSINESS INC. | 4,437 |
| VAL DISME, S.L. | DISTRIBUTION, TRANSPORT AND LOGISTICS SERVICES RENDERED BY VAL DISME, S.L. TO THE PRINT MEDIA OF PRISA GROUP. | 810 |
| VAL DISME, S.L. | INCOMES RECEIVED BY PRINT MEDIAS OF PRISA GROUP FOR PURCHASE OF COPIES AND PROMOTIONS BY VAL DISME, S.L. | 9,347 |

**D.5 State the amount involved in related-party transactions.**

In addition to the transactions described in section D.5 above, the following transactions with related parties, have been performed: i) services provided to Grupo Prisa companies by other investee companies, for an aggregate amount of 4,574 thousand euros, ii) services provided by Grupo Prisa companies to other investee companies, for an aggregate amount of 14,324 thousand euros and iii) loans granted by Grupo Prisa companies to other investee companies, for an aggregate amount of 3,014 thousand euros.

**D.6. Describe the mechanisms in place to detect, determine and resolve possible conflicts of interest between the Company and/or its group and its directors, managers and significant shareholders.**

Pursuant to Article 33 of the Board of Directors Regulations:

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors after it has considered the opinion of the Corporate Governance Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance Committee.

3.- Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

a) Those involving compliance with standard contract conditions applied extensively to multiple customers;

b) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

c) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

5.- Nonetheless, in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

Likewise, Article 35 of the Board Regulations provides that Directors may not provide their professional services to competitors of the Company, its subsidiaries or companies in which it has holdings. This excludes holding posts in companies that have a significant stable stake in the Company's shareholdings.

In other respects, Article 36 of the Board of Directors Regulations states that:

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 33.4 above.

With respect to the above and to ensure transparency, Article 37 of the Board of Directors Regulations provides that the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant.

In addition, section V of the "Internal Code of Conduct of Promotora de Informaciones, S.A. and its Corporate Group Concerning Matters Involving Securities Markets" provides the following rules for the conflicts of interest:

5.1. All persons subject to this Internal Code of Conduct must promptly inform the Secretary General of any situations in which a conflict of interests may exist.

In that respect, notification must be made of any situations derived from their activities outside of GRUPO PRISA or those of related persons (to the extent defined in paragraph 5.2. below) that may conflict with the interests of GRUPO PRISA with regard to any specific action, service or operation with

i) financial intermediaries
ii) professional investors
iii) suppliers
iv) clients
v) competitors

5.2. With respect to paragraph 5.1 above, the following shall be considered related persons:

(i) a spouse or any person in a relationship that can be equated to marriage;
(ii) the ascendants, descendents and siblings of the person subject to this Code of Conduct or of his/her spouse;
(iii) the spouses of the ascendants, descendents and siblings of the person subject to this Code of Conduct;

(iv) the companies in which the persons subject to this Code of Conduct, either personally or through an intermediary, fall within any of the categories set forth in article 4 of Law 24/1988, of July 28, governing the Securities Market.

5.3. Those persons affected by a conflict of interest shall refrain from deciding, intervening or influencing decisions taken with respect to those actions, services or operations.

### D.7 Are more than one of the group companies listed in Spain?

NO

**Specify the subsidiary companies that are listed:**

**Indicate whether the areas of activity they engage in and any business dealings between them, and between the listed subsidiary and other group companies, have been publicly and precisely defined;**

| Define any business dealings between the parent company and the listed subsidiary, and between the listed subsidiary and other group companies |
| --- |
| |

**Identify the mechanisms envisaged for the resolution of potential conflicts of interest between the listed subsidiary and other group companies:**

| Mechanisms for the resolution of any conflicts of interest |
| --- |
| |

## E. CONTROL AND RISK MANAGEMENT SYSTEMS

### E.1 Explain the scope of the Risk Management System of the company.

The Risk Management System operates in a comprehensive manner by business unit, which is consolidated at a corporate level.

The Group continuously monitors the most significant risks that may affect the principal business units. To do so it uses a Risk Map as a tool that graphically represents the risks inherent in the Group, that is used to identify and assess risks that affect the development of the different business units.

### E.2 Identify the bodies of the company with responsibility for drawing up and implementing the Risk Management System.

The identification of these risks and the operative processes in which each of the risks considered are carried out by the General Managements of the business units, and added and homogenized by the Group's Internal Audit Office, which periodically reports the

results to the Audit Committee. The respective managements of the business identify both those responsible for risk management and action plans and associated controls.

**E.3 Indicate the main risks that may affect achievement of the business goals.**

The principal risks of the Group can be classified in the following categories:

Strategic and operational risks of the business of the Group.
Financial management risks.

**Strategic and operational risks of the business of the Group**

*Macroeconomic risks-*
The economic situation of Spain and Portugal has experienced slowdowns and volatility in recent years. Specifically, main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future the spending by customers on the products and services of the Group, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

*Decline in advertising markets-*
A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers trend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

*Piracy-*
Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via internet or copy, which primarily affects the pay Tv business and book publishing.

*Competition risk-*
The business of audiovisual, education, radio and press in those which Prisa operates are highly competitive industries. In the same way, regarding to the business of pay Tv, activities of competition may affect the ability of the Group's businesses in this segment to attract new subscribers and increase the penetration rate, and may also lead to an increased subscriber acquisition cost or in the audiovisual rights acquisition, which might result in a

significant negative impact on the financial position and results of this line of activity.

*Drop of circulation-*
Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

*Sector regulation-*
The Group operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

*Country risk-*
The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

*Litigation risks-*
Prisa is involved in significant litigations that are detailed in the Consolidated Financial Statements for 2013. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

*Digital activity and safety net systems-*
Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

*Technological risks-*
In order to maintain and increase its businesses and competitiveness, the Group must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

**Risks of financial position and liquidity management**

*Financing risks -*
The financial obligations of the Group are described in note 12 "Financial Liabilities" of the Prisa Consolidated Financial Statements for 2013.

As is described in that note, in the month of December of 2013 the Group has signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different strategic alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default disposals. Additionally, the current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

Likewise, the refinancing agreement includes grounds for acceleration, usual in this kind of contracts, which include the acquisition of control of PRISA, understood as meaning the acquisition by one or more people acting in concert of more than 30% of the capital with voting rights.

At 31 December 2013 the Group's bank borrowings amounted to 3,401 million euros. The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

*Liquidity Risk-*

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay Tv subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, in pay Tv business, in a context of increasing costs associated with new exploitations model of football and growing competence in the content acquisition, and aggressive marketing strategies by certain operators, offering free contents under multi-element arrangements, falling subscriber revenues necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

As part of the debt refinancing agreement signed last December, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in

the medium term.

*Minority interests -*

There are significant minority interests in some cash generating companies, to highlight pay Tv and Education. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend. The Group has access to pay Tv cash, in which there are 44% minority interests, through dividends.

*Interest rates risk exposure-*

Approximately 35% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

*Fluctuations in foreign exchange rates-*

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets, in order to reduce volatility in cash flows transferred to the Parent.

*Tax risks-*

Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the generation of taxable income to allow the recoverability of the tax credits. Additionally, as a result of various tax reforms in Spain, has been limited the deductibility of interest and depreciation expenses, so additional tax credits have been generated.

**E.4 State whether the entity has a risk tolerance level.**

Prisa has defined the tolerable error within the scope of risks associated with financial information. According to this tolerance level, relevant processes and accounts are identified in the system of control over financial reporting.

For other risk impact and probability of occurrence of events in order to determine their relative position in the risk maps of the Group and in the business units is assessed. This review is performed by management of the Group.

**E.5 State which risks have materialized during the year.**

In 2013 have been materialized several financial risks, mainly the impairment of the investment in pay Tv and tax credits and deductions generated by export activities, as well as advertising Spanish market drop effect on revenues.

During 2013 the adverse economic environment and consumption in Spain, sharpened in the TV market payment by the increasing competence in the acquisition and content offering by certain operators and the increase in VAT from 8% to 21% have a negative impact on the performance indicators of this business. Therefore require a longer period of time to absorb the increased costs related to the commercialization of football.

Regarding to deductions for export activity in 2013 have resulted in unfavorable judgments relating to a part of generated deductions. The Group, as detailed in Note 19 of the Prisa Consolidated Financial Statements for 2013, has recognized an impairment loss for those deductions preventing a probable unfavorable resolution of pending resources on them.

Furthermore, Spanish advertising market decrease has continued in 2013, what has had a negative impact on advertising revenues in radio and press businesses.

**E.6 Explain the response and supervision plans for the entity's main risks.**

The Group continually monitors their investments and performs an impairment test of them at least once a year or, where appropriate, when impairment indicators occur. In this regard, the Group has assessed in June and in December its investment in pay TV and recorded the impairment resulting from the tests performed, as described in the Prisa Consolidated Financial Statements for the year 2013.

In relation to impairment of tax credits for export business deductions, the Tax Group management and external tax advisers regularly assess the risk arising from tax inspections and inspection reports, in order to determine the reasonableness of the tax credits registered.

Regarding Spanish advertising market decline, Sales Directorates of each business units and Advertising Committee perform a continuous analysis of its outlook and General Management assess measures in order to diversify incomes and align costs with expected revenues.

## F. INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS IN CONNECTION WITH THE FINANCIAL REPORTING PROCESS (ICFR)

**Describe the mechanisms that make up the control and risk management systems in connection with the financial reporting process (ICFR) of the entity.**

**F.1 The entity's control environment**

**Provide information on at least the following, indicating their main features:**

**F.1.1. The bodies and/or functions are responsible for: (i) the existence and upkeep of an adequate, effective ICFR; (ii) its implementation; and (iii) its supervision.**

The Board of Directors of Prisa has assigned one of its functions, as set out in Article 5.3 of Board, pre-approval of the policy of control and risk management and periodic monitoring of internal information systems and control. Also, in accordance with the provisions of that article of the regulation, the financial information must be approved by the Board of Directors. In this regard, the Board of Directors is assisted, to the development of these functions, with the Audit Committee of Prisa. Among the basic responsibilities of the Audit Committee, as defined in the Regulations of the Board, are monitoring the effectiveness of internal control systems of the Company, and risk management systems and the preparation and presentation of regulated financial information, in particular the annual accounts and quarterly financial statements that the Board must provide to the markets and their supervisory bodies.

The effective implementation of internal control model is the responsibility of the CEO and the CFO of Prisa, as well as the CEOs and CFOs of the Group's business units involved in the preparation of financial information which forms the basis for the preparation of financial statements of the Group.

The monitoring of system of internal control over financial reporting (hereinafter ICFR), is performed both the Audit Committee and the Board of Prisa, with Internal Audit function support.

**F.1.2. Whether the following exist, especially in connection with the financial reporting process:**

**• Departments and/or mechanisms in charge of: (i) designing and reviewing the organizational structure; (ii) clearly defining the lines of responsibility and authority, with a suitable distribution of tasks and duties; and (iii) ensuring that there are sufficient procedures for it to be properly disclosed throughout the entity.**

The Directorate of Organization and Human Resources, under the CEO, is responsible for the design, implementation, and review and updating of the Group's organizational structure. The Group's business units have a distribution and definition of tasks and functions in the financial areas, which have job descriptions for key roles in these areas, as well as clearly defined lines of responsibility and authority in the preparation process of financial reporting.

In addition, the Direction of Organization and Human Resources coordinates and monitors the internal procedures of the Group companies, and the degree of documentation, updating and disseminating the data.

**• Code of conduct, approving body, degree of disclosure and instruction, principles and values included (stating whether there are any specific mentions of the recording of operations and preparation of financial information), the body tasked with analyzing any breaches and proposing corrective measures and penalties.**

The Code of Conduct of the Group, approved in fiscal year 2011 by the Board of Directors establishes the general guidelines that should govern the conduct of Rush and all Group employees in the performance of their duties and in their commercial and professional, acting in accordance with the laws of each country and respect the ethical principles commonly recognized. The Code of Conduct has been communicated to all employees and is also available on the Group's global intranet.

The values and principles that should guide the actions of the Group's employees are integrity, honesty, rigor and dedication in carrying out their activity, responsibility, commitment and transparency, pluralism and respect for all ideas, cultures and people, creativity and innovation in business development, accountability, efficient and sustainable, generating value for shareholders and for the Group.

The standards of conduct in relation to financial reporting are aimed at transparency in the development and dissemination of financial content information, both internal communication within the Group and externally, to shareholders, markets and regulators. Likewise, also sets performance standards requiring that all transactions are accurately and clearly reflect the systems and financial statements of the Group.

Requests, incidents and queries that arise regarding the interpretation and application of the Code of Conduct are managed by the Directions of Human Resources Group, and ultimately, Secretary-General reports regularly to the Corporate Governance Committee for monitoring and compliance standards by employees. The Corporate Governance Committee performs an annual report on the evaluation and the degree of compliance of the Code of Conduct, which are forwarded to the relevant government bodies Prisa.

**• Channel for reporting financial and accounting irregularities to the Audit Committee, in addition to any breach of the code of conduct and any irregular activities at the organization, stating, as applicable, if it concerns a confidential matter.**

The Group has a mailbox for receiving complaints, retention and treatment of complaints regarding accounting, internal controls and other auditing matters of the Group. This is a communication channel between confidential and anonymous employee of the Group and the Audit Committee. Additionally, there is a confidential complaints box for others related to the Group.

The complaints are channeled through an email address qualified to do so and are received by the Chairman of the Audit Committee, which determines the resources, methods and procedures for the investigation of each complaint.

**• Training and regular refresher programs for the staff involved in preparing and reviewing the financial information, and in the assessment of the ICFR, which cover at least, accounting policies, auditing, internal control and risk management.**

During the year, experienced staff implementing the system of internal control over financial reporting, over 200, has taken overview on internal control programs including specific description of the system of internal control over financial reporting of the Group. Chief financial officers of each business units and main Group companies are kept informed trough newsletter of accounting standard update and they have taken a specific program of all latest news on international accounting standards that will take effect in 2014.

**F.2 Assessment of risks of the financial information**

**Provide information on, at least:**

**F.2.1. The major features of the process for identifying risks, including error or fraud, as regards.**

**• Whether the process exists and is documented.**

The system of identification and risk assessment of the internal control over financial reporting of the Group is formally documented and updated at least once a year.

In the risk assessment over financial reporting of the Group applies a top down approach based on the Group's significant risks. This approach starts with the identification of significant accounts and disclosures, assuming both quantitative and qualitative factors. The quantitative evaluation is based on the materiality of the account, and is supplemented by qualitative analysis that determines the risk associated with depending on the characteristics of transactions, the nature of the account, the accounting and reporting complexity, the probability of generated significant contingent liabilities resulting from transactions associated with your account and susceptibility to errors or fraud losses.

In order to perform a full risk assessment, this analysis is performed on each Business Group, as they primarily generate financial information that serves as the basis for preparing consolidated financial statements of the Group.

For each business unit considered significant, the most relevant accounts are identified. After identifying significant accounts and disclosures at the consolidated level and in each business unit, we proceed to identify the relevant processes associated with them, and the main kind of transactions within each process. The objective is to document how key relevant processes transactions are initiated, authorized, recorded, processed and reported.

**• Whether the process covers all of the objectives of the financial information (existence and occurrence; integrity; evaluation; presentation, breakdown and**

**comparability; and rights and obligations), whether it is updated and how often such updating takes place.**

For each account are analyzed controls that cover the assertions to ensure the reliability of financial reporting, i.e. that recorded transactions have occurred and pertain to that account (existence and occurrence) of transactions and assets are registered in the correct amount (assessment / measurement), the assets, liabilities and transactions of the Group are properly broken down, categorized and described (presentation and disclosure) and there are no assets, liabilities, and significant transactions not recorded (completeness). Simultaneously to risk update, the Group annually performs a review of controls that mitigate risk.

**• The existence of a process for identifying the consolidated group, bearing in mind, inter alia, the possible existence of complex corporate structures, corporate vehicles or special purpose vehicles.**

Among the significant processes is included determining the scope of consolidation of the Group, which conducts monthly Consolidation department, set in the Corporate Finance Department, in collaboration with Directorate of legal advisory.

**• Whether the process takes account of the effects of other kinds of risk (operational, technological, financial, legal, reputational, environmental, etc.) to the extent that they influence the financial statements.**

Risk assessment takes into account the risk profile of each business unit, determined by their contribution to the consolidated financial statements, and assessing the specific risks, among other factors, the nature of their activities, centralization or decentralization of operations, specific industry and environmental risks, since they may have potential impact in financial statements.

**• Which governing body of the entity supervises the process.**

The system is monitored, as mentioned above, by the Audit Committee and, ultimately, by the Board of Directors.

**F.3 Control activities**

**Provide information on whether at least the following exist, indicating their main features:**

**F.3.1. Procedures for reviewing and authorizing financial information and description of the ICFR, to be published on the securities markets, stating the persons responsible, and documents that describe the flows of activities and controls (including those relating to the risk of fraud) for the different types of transactions that may have a material effect on the financial statements, including the procedure for the accounting close and the specific review of significant opinions, estimates, assessments and forecasts.**

The Group has documentation describing the flows of activities and process's controls identified as significant in each business unit and at corporate level. From this description identifies the key risks and associated controls. Documentation of control activities are performed on risk and control matrixes by each process. In these matrices the activities are classified by their nature as preventive or detective, and depending on the coverage of associated risk, as keys or standard.

In each significant business unit there is a documented process about the closing as well as specific processes concerning relevant judgments and estimates, according to the nature of the activities and risks associated with each business unit.

In relation to the review and approval process of financial reporting, a phased certification process is developed on the effectiveness of internal control model of financial reporting. At a first level, the CEOs and CFOs of the business units and companies that are considered significant, confirm in writing the effectiveness of defined controls for critical processes as well as the reliability of financial information. Following these confirmations, and based on the report on the testing of controls performed internally, the CEO and CFO issued the certification on the effectiveness of internal control model over the Group's financial information in accordance with section 404 of the Sarbanes-Oxley. Also, in relation to this process, as mentioned above, there are procedures for review and approval by the governing bodies of the financial information disclosed to the securities markets, including specific oversight by the Audit Committee of significant risks.

**F.3.2. Internal control policies and procedures for information systems (inter alia, for secure access, exchange control, system operation, continuity of operations and separation of functions) that support the major processes of the company in connection with the drawing up and publishing of the financial information.**

As for the controls on the processes of systems or applications that support critical processes of business, these are intended to maintain the integrity of systems and data and ensure its operation over time. The controls referred on information systems are essentially access control, segregation of duties, development or modification of computer applications and management controls over the outsourced activities. The Group annually reviews and evaluates controls and procedures associated with the major applications that support the critical business processes.

**F.3.3. Internal control policies and procedures used for supervising the management of activities outsourced to third parties, as well as those aspects of assessments, calculations or valuations that are entrusted to independent experts, which may have a material effect on the financial statements.**

In relation to outsourced activities, the main outsourced activity in Group, is information technologies service, subcontracted with Indra. Group has established a model of government based on coordination of several sessions and committees in order to monitoring outsourced service. In particular, weekly service and demand operating sessions, attended by IT Directors of business units and service responsible Indra managers, provides of monitoring and control of incidents and requests. Fortnightly, the Group have service operative Committees attended by supervisors of Group transversal systems where new applications and infrastructures and new projects planning are reviewed. On a monthly

basis is held Global Service Committee where is reviewed services of following month compared to the services of last month, as well as service level agreements are monitored.

**F.4 Information and communication**

**Provide information on whether at least the following exist, indicating their main features:**

**F.4.1. A specific function tasked with defining and updating accounting policies (accounting policy area or department) and resolving any queries or disputes arising as a result of their interpretation, maintaining a fluent dialog with the people responsible for operations in the organization, as well as an up-to-date accounting policies manual that is communicated to the units through which the entity operates.**

The organization has an accounting manual of the International Financial Reporting Standards applicable to the Group's businesses, defined by the Internal Audit Department, annually updated and communicated to the different business units. There are also developed specific accounting policies for some Group businesses that provide simplified accounting treatment to reflect correctly their activities. Furthermore, Internal Audit Department issue periodically accounting newsletters that show the latest changes of international accounting standards in those aspects that could have effect in Group companies.

**F.4.2. Systems for gathering and preparing the financial information using standard formats, to be applied and used by all the units in the entity or the group, which support the main financial statements and the notes, as well as the information set out on the ICFR.**

A unified and adapted chart of accounts is available to the Group companies that manage financial information resulting from Group SAP software. Likewise, there is single and homogeneous system of financial reporting, applicable to all Group units, which supports the financial statements and notes and disclosures included in financial statements.

**F.5 Supervision of the functioning of the system**

**Provide information on at least the following, indicating their main features:**

**F.5.1. Supervisory activities of the ICFR carried out by the Audit Committee, as well as whether the entity has an internal audit function that includes among its competencies supporting the committee in its work to supervise the internal control system, including the ICFR. Furthermore, information must be provided on the scope of the evaluation of the ICFR carried out during the year and on the procedure through which the person in charge of conducting the evaluation communicates its results, on whether the entity has an action plan detailing possible corrective measures, and on whether its impact on the financial information has been considered.**

As part of the monitoring activities of the internal control system carried out by the Audit Committee, described in the Regulations of the Board of Directors posted on Group's the website, it is included the following in connection with the preparation and publication of the financial information:

i. Review compliance with legal requirements and the correct application of generally accepted accounting principles, and report on the proposed changes to accounting principles and criteria suggested by management.

ii. Know and monitor the effectiveness of the Company's internal control systems, and risk management systems and discuss with the auditors or audit firms significant weaknesses in internal control system identified in the audit's development.

iii. Monitor the process of preparation and presentation of regulated financial information.

iv. Review the issue and admission to trading of the securities of the Company prospectus and information on the financial statements quarterly and half-year to be supplied by the Board of Directors to markets and their supervisory bodies.

The Group has an internal audit unit, which supports the Group Audit Committee in monitoring internal control system over financial reporting. The Internal Audit Direction depends functionally on the Audit Committee and hierarchically on the Chief Executive Officer.

The main objective of internal audit is to provide Group management and the Audit Committee of reasonable assurance that the environment and internal control systems operating within the Group companies have been properly designed and managed. For those purpose, during the fiscal year 2011 internal audit has coordinated and supervised the design and scope of the Group's internal control system over financial reporting, and subsequently has carried out the evaluation of the design and operation of control activities defined in the model. Annually the functioning of the general controls of the Group as well as controls related to the information systems and the key control activities are tested in the control system of financial information.

For each of the identified weaknesses is done an estimation of the economic impact and probability of expected occurrence, classifying it according to them. Also, for all the identified weaknesses is defined a plan of action to correct or mitigate the risk and a responsible for the management and an implementation schedule.

**F.5.2. Whether it has a discussion procedure whereby the auditor (in accordance with the provisions of the Technical Auditing Rules), the internal audit function and other experts may report to senior management and to the Audit Committee or directors on major internal control weaknesses that have been identified during the processes for reviewing the financial statements and in any other processes that may have been entrusted to them. Information must also be provided on whether it has an action plan that seeks to correct or mitigate the weaknesses identified.**

The significant deficiencies and material weaknesses that would have been revealed as a result of the internal audit's assessment of the of internal control system over financial reporting, are reported to both the Audit Committee and the external auditor. Internal Audit prepares an annual report on the evaluation of the internal control system of the Group's financial information in which is detailed for each weakness identified, a defined action plan or the mitigating controls, and those responsible for its implementation.

Additionally, ultimately, the internal control system is reviewed by the Group's auditor, who reports to the Audit Committee and gives its opinion on the effectiveness of internal control over financial reporting contained in the Group's consolidated financial statements, in order to record the financial information filed with the Securities and Exchange Commission.

**F.6 Other relevant information**

**F.7 External auditor's report**

**Provide information on:**

**F.7.1. Whether the information of the ICFR sent to the markets has been reviewed by the external auditor, in which case the entity should include the relevant report as an annex. If that is not the case, reasons must be provided.**

The system of internal control over financial reporting is reviewed by the auditor of the Group that gives its opinion on the effectiveness of internal control in accordance with the Sarbanes-Oxley Act. This report together with the financial information required by U.S. regulations shall be filed with the Securities and Exchange Commission in accordance with the deadlines established by the same.

## G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS.

**Indicate the company's degree of compliance with the recommendations of the Unified Code of Corporate Governance.**

**If any recommendations are not followed or are only followed in part, a detailed explanation must be provided as to why that is the case so that shareholders, investors and the market in general has sufficient information to be able to assess the conduct of the company. General explanations will not be acceptable.**

1. **The bylaws of listed companies shall not limit the number of votes cast by a single shareholder nor contain other restrictions that preclude taking control of a company by acquiring its shares on the market.**
   See sections: A.10, B.1, B.2, C.1.23 and C.1.24

Complies

2. **When both the parent company and a subsidiary are listed companies, both shall publicly and accurately define:**

    a) **Their respective areas of activity and the business dealings between them, as well the listed subsidiary's business dealings with the other group companies;**
    b) **The mechanisms in place to resolve possible conflicts of interest that may arise.**

See sections: D.4 and D.7

Not applicable

3. **Although not expressly required under company law, operations that result in a modification of company structure shall be submitted for approval at the annual shareholders meeting, especially the following:**

    a) **conversion of listed companies into holding companies through "subsidiarization" or reallocating to dependent companies core activities previously carried out by the originating company, even when the latter retains full control of the former;**
    b) **acquisition or disposal of key operating assets that would effectively alter the company's corporate purpose;**
    c) **operations that effectively result in the company's liquidation.**

See sections: B.6

Complies

4. **Detailed explanation of the resolutions to be adopted at the Annual Shareholders Meeting, including the information referred to in Recommendation 27 shall be made public when the Notice of Meeting is issued.**

Complies

5. **Separate votes shall be taken at annual shareholders meeting on matters that are materially different, so that shareholders may express their voting preferences separately. This rule is applied specifically to:**

    a) **Appointment and ratification of directors, which shall be voted on individually;**
    b) **With reference to amendments of the bylaws, votes shall be taken on each article or articles that are substantially independent.**

Complies

6. **Companies shall allow split votes so that financial intermediaries who are the shareholders of record acting on behalf of different clients may cast their votes according to their clients' instructions.**

Complies

7. **The Board of Directors shall perform its duties with unity of purpose and independent criteria, afford all shareholders equal treatment, and be guided by the best interests of the company, which may be defined as constantly seeking to maximize the company's value over time.**

   **The Board shall ensure that in its relationships with stakeholders, the company abides by all laws and regulations, fulfills its obligations and contracts in good faith, respects the customs and good practices of the sectors and territories in which it does business, and observes any additional principles of social responsibility that it has voluntary accepted.**

Complies

8. **The core components of the Board's mission shall be to approve the company's strategy and organize its implementation, as well as to supervise and ensure that management meets its objectives and pursues the company's interests and corporate purpose. In that regard, the Board in full shall approve:**

   a) **The company's general policies and strategies, and in particular:**
      i) **The strategic or business plan, management targets and annual budgets;**
      ii) **Investment and financing policy;**
      iii) **Design of the structure of the corporate group;**
      iv) **Corporate governance policy;**
      v) **Corporate social responsibility policy;**
      vi) **Remuneration policy and evaluation of the performance of senior management;**
      vii) **Risk control and management policy, as well as periodic monitoring of internal information and control systems.**
      viii) **Policy on dividends and treasury shares, and the limits applied thereto.**

See sections: C.1.14, C.1.16, and E.2

   b) **The following decisions:**
      i) **At the proposal of the company's chief executive, the appointment and removal of senior managers, as well as their compensation clauses.**
      ii) **Remuneration of directors, as well as in the case of executive directors, additional compensation for their executive duties and other conditions that must be respected in their contracts.**
      iii) **Financial information that listed companies must periodically disclose.**
      iv) **Investments or operations of any nature, which due to the amount involved or their characteristics are considered as strategic, unless they require the approval of the shareholders at the annual meeting;**

v) **The incorporation or acquisition of interest in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any similar transactions or operations, which due to their complexity may impair the group's transparency.**

c) **Operations that the company conducts with directors, significant shareholders, shareholders represented on the board, or with persons related thereto ("related-party transactions").**
**However, board authorization shall not be required for related-party transactions that simultaneously meet the following three conditions:**

**1. Those governed by standard-form contracts applied equally to a large number of clients;**
**2. Those made at prices or rates generally set by the supplier of the goods or services in question;**
**3. Those whose value does not exceed 1% of the company's annual revenue.**
**It is recommended that the Board approve related-party transactions only after having received a favorable opinion from the Audit Committee or, if applicable, any other committee exercising that function; and that directors affected by the transactions should neither vote nor be present at the meetings in which the Board deliberates and votes thereon.**

**It is recommended that the Board not be allowed to delegate the powers attributed to it herein, with the exception of those mentioned in sections b) and c), which for reasons of urgency may be exercised by a delegated committee, and subsequently ratified by the board in full.**
See sections: D.1 and D.6

Partially complies

The company complies with all points with the exception of b) i). The Nomination and Compensation Committee has the authority to report the appointment and removal of senior management.

9. **In order to achieve effectiveness and full participation, it is recommended that the Board have no fewer than five and no more than fifteen members.**
See section: C.1.2

Complies

10. **External directors representing significant shareholdings and independent directors should constitute a broad majority of the Board, while the number of executive directors should be kept at a necessary minimum, taking into account the complexity of the corporate group and the percent of the executive directors' interests in the company's share capital.**
See sections: A.3 and C.1.3.

Complies

11. **Among external directors, the relationship between the number of directors representing significant shareholdings and independent directors shall reflect the proportion existing between share capital represented by directors representing significant shareholdings and the rest of the company's capital.**

**This criterion of strict proportionality may be relaxed so that the weight of significant shareholdings may be greater than the percentage of the total capital that they actually represent in the following cases:**

1. **In large cap companies where few or no equity stakes meet the legal threshold to be considered significant shareholdings, but where there are shareholders with share packages having a high absolute value.**
2. **In companies in which many shareholders are represented on the board, and who are not otherwise related.**

See sections: A.2, A.3 and C.1.3

Complies

12. **Independent directors should comprise at least one third of all board members.**

See section: C.1.3

Complies

13. **The Board shall explain the nature of each director to the shareholders at the Annual Shareholders Meeting that is to ratify his/her appointment, and confirm or, if applicable, review that status annually in the Annual Report on Corporate Governance, after having verified it with the Nominations Committee. That report should likewise explain the reasons for appointing directors representing significant shareholdings at the request of shareholders holding less than 5% of capital stock; and explain the reasons, if applicable, for having denied formal requests for representation on the board from shareholders whose stake is equal to or higher than the stake of others whose requests to appoint directors representing significant shareholdings were granted.**

See sections: C.1.3 and C.1.8

Complies

14. **When there are few or no female directors on the Board, the Nominations Committee takes when filling new vacancies to ensure that:**

a) **Selection procedures are not implicitly biased against the selection of female directors;**
b) **The company deliberately seeks and includes among potential candidates women who meet the required profile.**

See sections: C.1.2, C.1.4, C.1.5, C.1.6, C.2.2 and C.2.4.

Complies

15. **The Chairman, as the person responsible for the efficient operations of the Board, shall ensure that all directors receive in advance sufficient information,**

**stimulate debate and the active participation of board members at board meetings, ensure that they can freely take sides and express their opinions, and organize and coordinate with the chairmen of the relevant committees periodic evaluations of the board, as well as, when applicable, the chief executive officer.**

See section: C.1.19 and C.1.41

Complies

16. **When the Chairman of the Board is also the company's Chief Executive Officer, one of the independent directors should be empowered to request that a meeting of the board be called or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct the board's evaluation of the Chairman.**

See section: C.1.22

Explain

In addition to the Chairman, who may call a meeting of the Board of Directors as often as he deems warranted to ensure the proper functioning of the company, it is considered appropriate that two or more directors (whether independent or not), the Chief Executive Officer or the Delegated Committee may request that a meeting of the board be called (Article 22 of the Company Bylaws and Article 15 of the Board of Directors Regulation).

Likewise, with regard to give voice to the concerns of external directors, is considered that this possibility is sufficiently secured, since, according to Article 10 of the Board of Directors Regulation, the Chairman has to encourage active participation of the directors during the sessions of the Board, safeguarding their free opinion and expressing of opinion. As indicated for purposes of item C.1.22 of this Report it is noted that, although the Company has not established rules authorizing an independent director to request call of the board or inclusion of new points on the agenda, since the 2013 financial year, on the initiative of the Chairman of the Board, the outside directors have met from time to time to coordinate and air their concerns, although that authority has not been expressly covered by the Company's internal regulations

Lastly, it is considered appropriate, and so provides article 10 of the Board of Directors Regulation, that the Chairman organizes and coordinates with the Chairmen of the relevant committees the periodic evaluation of the Board, with the previous report of the Corporate Governance Committee (article 26 of the Board of Directors Regulation).

17. **The Secretary to the Board shall take special steps to ensure that the Board's actions:**

    a) **Adhere to the spirit and letter of the laws and their implementing regulations, including those issued by regulatory bodies;**
    b) **Conform to the provisions of the Company Bylaws, Shareholders Meeting Regulation, Board of Directors Regulation and other company regulations;**
    c) **Take into account the corporate governance recommendations contained in the Unified Code that the company has accepted.**

**And to ensure the Secretary's independence, impartiality and professionalism, his/her appointment and removal shall be submitted to the Nominations Committee for its opinion and approved at a meeting of the full board; and this procedure for appointment and removal should be set forth in the Board of Directors Regulation.**

See section: C.1.34

Partially complies

It is not provided in that the Nomination and Compensation Committee reports with respect to the removal of the Secretary.

18. **The Board shall meet with the frequency required to enable it to efficiently perform its functions, following a schedule of dates and matters to be determined at the beginning of the year, and each director shall be allowed to propose additional items on the agenda not initially included.**
See section: C.1.29

Complies

19. **Directors' absences from board meetings shall be kept to a minimum and shall be quantified in the Annual Report on Corporate Governance. Directors who have no choice but to appoint a proxy shall issue proxy voting instructions.**
See sections: C.1.28, C.1.29 and C.1.30

Complies

20. **When directors or the Secretary express concerns about a given proposal, or in the case of directors, about the performance of the company, and these concerns are not addressed by the Board, the person expressing those concerns may request that they be recorded in the minutes.**

Complies

21. **The Board shall evaluate annually:**

    a) **The quality and efficiency of the Board's operations;**
    b) **The performance of the Chairman of the Board and the Chief Executive Officer, based on the Nominations Committee report;**
    c) **The performance of the board committees, based on the reports they submit.**

See section: C.1.19 and C.1.20

Complies

22. **All directors shall be able to exercise their right to receive the additional information they deem warranted concerning matters of the Board's competence. Unless otherwise stipulated in the Bylaws or the Board of Directors Regulation, they should make such requests to the Chairman or Board Secretary.**
See section: C.1.41

Complies

23. **All directors shall have the right to obtain from the company the guidance they require in the performance of their duties. The company shall establish**

**suitable channels for the exercise of this right, which in special circumstances may include outside assistance provided at the company's expense.**

See section: C.1.40

Complies

**24. Companies shall set up an orientation program to promptly provide new directors with sufficient knowledge of the company and its rules of corporate governance, while likewise offering directors ongoing training programs when circumstances so warrant.**

Partially complies

In practice this information is provided without a formal program.

**25. Companies shall demand that directors devote the time and effort necessary to efficiently perform their duties, and in that regard:**

**a) Require directors to inform the Nominations Committee of other professional obligations they have, in the event that they might interfere with the dedication their directorships require;**
**b) Establish limits as to the number of boards of directors on which their directors may sit.**

See sections: C.1.12, C.1.13 and C.1.17

Partially complies

The company doesn´t limit the number of boards on which directors may sit.

**26. The proposed appointment or reelection of directors that the Board submits at the Annual Shareholders Meeting, as well as their provisional appointment by cooptation, shall be approved by the Board:**

**a) At the proposal of the Nominations Committee in the case of independent directors.**
**b) After receiving the prior opinion of the Nominations Committee in the case of all other directors.**

See section: C.1.3

Complies

**27. Companies shall provide on their websites and maintain updated the following information concerning their directors:**

**a) Professional profile and biography;**
**b) Other boards of directors on which they sit, whether listed companies or otherwise;**
**c) Indication of the type of director, and in the case of directors representing significant shareholdings, the identity of the shareholders whom they represent or with whom they maintain business relations.**

**d) Dates of first and subsequent appointments as director, and;**
**e) Shares in the company or stock options that the director holds.**

Complies

**28. Directors representing significant shareholdings shall resign when the shareholders they represent sell all of their interests in the company. They shall also do so when the shareholders in question reduce their shareholdings to the extent that would require a reduction in the number of directors representing those shareholders.**

See sections: A.2, A.3 and C.1.2

Complies

**29. The Board of Directors shall not propose the removal of any independent director before he concludes the term in office mandated in the bylaws for which he was appointed, unless after receiving the opinion of the Nominations Committee, the Board deems that there is just cause to do so. In particular, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post or incurs in any of the circumstances which results in him losing his independent status, in accordance with the provisions of Order ECC/461/2013.**

**The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation resulting in changes in the company's capital structure warrant changes in the Board based on the proportionality criterion set forth in Recommendation 11.**

See sections: C.1.2, C.1.9, C.1.19 and C.1.27

Complies

**30. Companies shall establish rules that oblige directors to inform and, if warranted, to resign in situations that may impair the credit and reputation of the company, and specifically, rules that oblige them to inform the Board of any criminal process in which they are indicted, as well as the progress of any subsequent proceedings.**

**If a director is indicted or legal proceedings are commenced against him for any of the offenses set forth in Article 213 of the Capital Companies Act, the Board shall examine his case as soon as possible and, in view of the specific circumstances, decide whether the director should continue in his post. The Board shall provide details of the foregoing in the Annual Corporate Governance Report.**

See sections: C.1.42, C.1.43

Partially complies

Article 21.2.2) of the Board of Directors Regulation provides that directors shall offer their resignations to the Board of Directors and, if the Board deems it warranted, effectively resign *"when based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a fast-track criminal*

*proceeding."*

31. **All directors shall clearly express their opposition when they consider any proposed decision submitted to the Board to be contrary to the company's interests. Independent directors and others not affected by a conflict of interest shall do likewise when the decision in question could prejudice shareholders not represented on the Board.**

    **When the Board adopts significant or reiterated decisions about which a director has expressed serious reservations, he shall draw the pertinent conclusions and, if he chooses to resign, explain his motives in the letter referred to in the following recommendation.**

    **This Recommendation shall also apply to the Secretary to the Board, whether a board member or not.**

Complies

32. **Any director who resigns or otherwise leaves his post before the end of his tenure shall explain his motives in a letter addressed to all of the members of the Board. Regardless of whether the resignation is disclosed as relevant information, the reasons therefore shall be set forth in the Annual Corporate Governance Report.**

    See section: C.1.9

Complies

33. **Any remuneration that includes stock in the company or group companies, stock options or instruments pegged to stock prices, variable retribution linked to company performance or benefit plans shall be limited to executive directors.**

    **This recommendation shall not include delivery of stock when it is contingent upon the directors' holding the stock until the end of their tenure as director.**

Explain

About 40% of remuneration paid to no executive directors for their membership of the board may be satisfied in shares of PRISA, at their will and without being conditioned to by any term of maintenance.

34. **Remuneration of external directors shall be sufficient to compensate them for their commitment, qualifications and the responsibility that the post entails, but not so high as to compromise their independence.**

Complies

35. **Remuneration linked to company performance shall take into account any possible qualifications stated in the external auditor's Audit Report that may reduce those results.**

Explain

This hypothesis has not been considered.

36. **In the case of variable remuneration, remuneration policies shall include precise technical safeguards to ensure that that remuneration actually reflects the professional performance of the beneficiaries and is not simply derived from the general evolution of the markets or the company's sector of activities or other similar circumstances.**

Complies

37. **When there is a Delegated or Executive Committee (hereinafter, the "Delegated Committee"), its structure and composition with respect to the different categories of directors shall be similar to the Board's, and its secretary shall be the Secretary to the Board.**
See sections: C.2.1 and C.2.6

Partially Complies

The Secretary of the Delegated Committee is the same as the Board of Directors. However, the composition of the Delegated Committee is not similar to that of the Board of Directors, as explained in section C.2.6 of this report

38. **The Board shall always be informed of the matters discussed and decisions adopted by the Delegated Committee and all board members shall receive a copy of the minutes of the meeting of the Delegated Committee.**

Complies

39. **In addition to the Audit Committee provided for in the Securities Market Law, the Board of Directors shall form one or two separate committees for appointments and remuneration.**

**The rules governing the composition and operations of the Audit Committee or the Nominations and Compensations Committee (or committees) shall be included in the Board of Directors Regulation and stipulate the following:**

a) **The Board shall designate the members of those committees, taking into account the knowledge, skills and experience of the directors and members of each committee; shall deliberate on their proposals and opinions; and the committees shall report on their activities and work at the first full board session following their meetings;**
b) **These committees shall be composed exclusively of external directors, with a minimum of three. The foregoing is without prejudice to the fact that**

executive directors or senior managers may attend committee meetings when expressly agreed by the committee members.

c) The committees shall be chaired by independent directors.

d) Committees may seek external advice when it is deemed necessary for the performance of their duties.

e) Minutes shall be taken of committee meetings, and copies thereof shall be sent to all board members.

See sections: C.2.1 and C.2.4

Complies

40. Supervision of compliance with internal codes of conduct and rules of corporate governance shall be vested in the Audit Committee, the Appointments Committee or, if they exist separately, the Compliance or Corporate Governance Committees.

See sections: C.2.3 and C.2.4

Complies

41. The members of the Audit Committee and especially its chairman shall be appointed taking into account their knowledge and experience in the area of accounting, audits and risk management.

Complies

42. Listed companies shall have an internal audit department which, under the supervision of the Audit Committee shall ensure the proper functioning of internal information and control systems.

See sections: C.2.3

Complies

43. The person in charge of the internal audit shall present to the Audit Committee his/her annual work plan; inform the committee directly of any incidents that may arise when conducting the audit; and shall submit a report of its activities at the end of each financial year.

Complies

44. The risk management and control policy shall identify at least the following:

a) Different types of risks (operational, technological, financial, legal, reputational …) which the company may encounter, including among the financial or economic risks contingent liabilities and off-balance sheet risks;

b) Establishing the level of risk that the company deems acceptable;

c) Measures to mitigate the impact of identified risks, in the event they materialize;

d) Information and internal control systems to be used to control and manage those risks, including contingent liabilities and off-balance sheet risks.

See section: E

Complies

**45. The Audit Committee shall:**

**1° With respect to information and internal control systems:**

**a) Ensure that the main risks identified as a result of supervising the efficacy of the internal control of the company and the internal audit, if appropriate, are adequately managed and disseminated.**

**b) Ensure the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of the internal audit service; propose the budget for this service; receive regular reports on its activities; and verify that senior management is acting on the conclusions and recommendations contained in its reports**

**c) Establish and supervise a mechanism to enable staff to report, on a confidential and, if appropriate, anonymous basis, any potentially significant irregularities, particularly financial or accounting irregularities, they may detect at the company.**

**2° As regards the external auditor:**

**a) Receive regular information from the external auditor on the audit plan and the results of its implementation, and check that senior management is acting on its recommendations;**

**b) Ensure the independence of the external auditor, to which end:**

**i) The company should disclose any change of auditor to the CNMV as a material event, accompanied by a statement of any disagreements with the outgoing auditor and the reasons for same.**

**ii) In the event of withdrawal by the auditor**

See sections: C.1.36, C.2.3, C.2.4 y E.2

Complies

**46. The Audit Committee shall be able to meet with any employee or manager of the company, and may even require that they appear without the presence of another manager.**

Complies

47. **The Audit Committee shall issue an opinion to the Board before the Board adopts any decisions concerning the following matters listed in Recommendation 8:**

a) **Financial information that a listed company must disclose periodically. The committee shall ensure that the interim accounts are prepared using the same accounting criteria as the annual accounts and, to that end, consider a limited review by the external auditor.**
b) **The creation or acquisition of interests in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any other similar transactions or operations, which due to their complexity may impair the group's transparency.**
c) **Related-party transactions, unless the function of issuing an advisory opinion has been attributed to another supervision and control committee.**

See sections: C.2.3 and C.2.4

Complies

48. **The Board of Directors shall endeavor to present the accounts at the Shareholders Meeting without reservations or qualifications in the audit report and, in exceptional circumstances where they exist, both the Chairman of the Audit Committee and the auditors shall clearly explain to the shareholders the content and scope of those reservations or qualifications.**

See section: C.1.38

Complies

49. **The majority of the members of the Nominations Committee (or the Nominations and Compensations Committee, if they form a single committee) shall be independent directors.**

See section: C.2.1

Complies

50. **In addition to the functions indicated in the preceding Recommendations, the Nominations Committee shall perform the following:**

a) **Evaluate the skills, knowledge and experience needed on the Board, and in consequence define the functions and aptitudes required of the candidates to fill each vacancy, and evaluate the time and devotion required to enable them to properly perform their duties.**
b) **Examine and organize in the manner deemed appropriate the succession to the Chairman and Chief Executive and, if warranted, make proposals to the Board, so that succession may take place in a ordered and well-planned manner.**
c) **Issue opinions concerning the appointments and removal of senior managers that the Chief Executive proposes to the Board.**
d) **Issue opinions to the Board concerning matters of gender diversity set forth in Recommendation 14 of the Code.**

See section: C.2.4

Complies

51. **The Nominations Committee shall consult the Chairman and the Chief Executive, especially with regard to matters concerning executive directors.**
**Any director may ask the Nominations Committee to consider potential candidates to cover vacant directorships considered to meet the required profile.**

Complies

52. **In addition to the functions indicated in the preceding Recommendations, the Compensations Committee shall have the following duties:**
    a) **To propose to the Board of Directors:**
        i) **The remuneration policy for directors and senior management;**
        ii) **The individual remuneration of executive directors and the other conditions of their contracts.**
        iii) **The standard conditions of the contracts of senior managers.**
    b) **To ensure that the company's remuneration policy is observed.**

    See sections: C.2.4

Complies

53. **The Compensations Committee shall consult with the Chairman and Chief Executive, especially with regard to matters concerning directors and senior managers.**

Complies

## H. OTHER INFORMATION OF INTEREST

**If you believe there are relevant principles or aspects concerning the corporate governance practices applied by your company that have not been presented in this report, please identify and explain their content below.**

-With regard to **Section A.1** of this report it should be underscored that:

i) Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

a) Capital increases by issuing Class A shares to attend the windows 25 to 34 for exercise of PRISA Warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010). The exercise of Warrants resulted in subscription of an equivalent number of newly-issued Class A common shares

   PRISA Warrants quote on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A shares as underlying titles, their exercise price amounts 2 euros and they may

be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

b) Exercise of the conversion rights of the Class B shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued.

c) Capital increases by issuing ordinary Class A shares, for the payment of: i) the minimum annual dividend of Class B shares for the year 2012 and ii) the minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013. These capital increases have been fulfilled by virtue of the resolutions passed at the General Shareholders Meeting held on June 30, 2012. and the General Shareholders Meeting held on June 22, 2013.

ii) The shareholdings in PRISA at December 31, 2013, were as stated in section A.1 of this Report. The share capital has been modified during 2014 financial year.

iii) The indicated date of amendment (22/10/2013) is the date of inscription in the Commercial Registry of the last deed modifying capital during the 2013 financial year.

iv) Class B shares are non- voting convertible shares that will be entitled to receive a minimum dividend per share of 0.175 euros per annum, from the date of their issue, and that will be governed as expressly provided in articles 6 and 8 of the Articles of Association and in accordance with articles 98 and following of the Companies Act.

v) Likewise and as indicated in section A.12 of this report, within the framework of the refinancing the Company's bank debt, that has been signed with all the banks and certain institutional investors representing the entirety of PRISA's financial debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "PRISA Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "PRISA Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "Warrants" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the PRISA Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

- With regard to **Section A.2** of this report it should be underscored that:

i) The reported significant holdings are those that as per December 31, 2013 had been disclosed by their holders to the CNMV.

ii) The declared indirect interest of Rucandio, S.A. (234,266,778 voting rights) at December 31, 2013, was held through the entities stated in section A.2 and, likewise, through 28,088,522 voting rights of the Company subject to the Prisa Shareholders Agreement signed on December 22, 2011 (in which Rucandio indirectly holdes the mayority of votes), which is described under heading A.6 in this Report.

Consequently, the indirect participation of Rucandio, SA in the Company, amounts to 31.629% of the share capital with voting rights.

iii) BH Stores IV, B.V. is a subsidiary of Berggruen Holdings LTD, a 100% subsidiary of Nicolas Berggruen Charitable Trust. The ultimate beneficiary of the shares of BH Stores IV, B.V. is Nicolas Berggruen Charitable Trust. Mr. Nicolás Berggruen is a member of the Board of Directors of Berggruen Holdings. Likewise it is underscored that of the 28,422,994 voting rights declared by BH Stores, 14,396,544 are represented by 3,599,136 ADR´s representing Class A ordinary shares.

iv) Of the 14,695,000 voting rights held by Inmobiliaria Carso, S.A, 6,030,000 are indirectly owned, but the information published on the CNMV does not no record who is the direct holder of such participation.

v) The most significant changes in the shareholding structure during the financial year are those declared by the owners of the shares to the CNMV at December 31, 2013.

- With regard to **Section A.3** of this report it should be underscored that:

i) As indicated above, of the indirect voting rights declared by Mr. Nicolás Berggruen (28,422,994) and which direct holder is BH Stores IV, B.V., 14,396,544 are represented by way of 3,599,136 ADRs representing Class A shares of PRISA.

ii) The 400 voting rights declared by Mrs. Arianna Huffington are represented by way of 100 ADR´s represeting Class A shares of PRISA.

iii) "The rights on shares of the company" consist of the following:

- Preemption rights documented in the form of warrants: The rights declared by the following directors are treated as warrants: Juan Luis Cebrián Echarri, Manuel Polanco Moreno, Agnes Noguera Borel, Borja Pérez Arauna, Gregorio Marañón y Bertrán de Lis and Juan Arena de la Mora.

- Class B shares: at December 31, 2013, Mr. Nicolas Berggruen was the indirect owner (through BH Stores IV, B.V.) of 33,438,840 Class B shares of Prisa.

  Class B shares are declared as "rights on shares of the company" in accordance with the instructions in CNMV Circular 5/2013, which provides that "*to be indicated under Number of Rights is ultimate possession of voting rights attributed to the shares by reason of the financial instrument embodying the right or obligation to acquire or transfer in accordance with Royal Decree 1362/2007*". Each class B share may be converted into a common Class A share (those being the shares having voting rights), at any time, in the discretion of the holder.

-With regard to **Section A.6** of this report it should be underscored that:

i) The information regarding shareholders agreements was declared to the CNMV in material disclosures no 155,690 and 155,942, dated December 23 and December 30, 2011, respectively, in material disclosure no 157,599 dated February 7, 2012 and also in material disclosure no 193,575 dated October 7, 2013.

ii) Shareholder Agreement in Rucandio, S.A.

On December 23, 2003 in a private document Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno–deceased- (whose children have succeeded to her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel signed a Family Protocol, to which a Shareholder Syndicate Agreement was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside the Polanco Family in Rucandio, S.A. in the following terms: (i) the syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders; (ii) if an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

iii) Shareholder Agreement in Promotora de Publicaciones, S.L.:

The shareholders agreement was signed on May 21, 1992 and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timon S.A. and a group of shareholders of Promotora de Informaciones, S.A. entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones, S.L. (hereinafter, "Propu") and their participation therein. Basically, the undertakings set forth in that agreement are as follows: a) each majority shareholder shall have at least one representative on the Board of Directors of Prisa and, to the extent possible, the governing body of Propu shall have the same composition as Prisa's; b) Propu shares to be voted at Prisa's General Shareholders Meetings will be previously determined by the majority members. Propu members who are likewise members of Prisa's Board of Directors shall vote in the same manner, following instructions from the majority shareholders; c) in the event that Timon, S.A. sells its holdings in Propu, the remaining majority shareholders shall have the right to sell their holdings in Propu on the same terms to the same buyer, to the extent that the foregoing is possible.

iv) Agreement of shareholders of Promotora de Informaciones S.A. (PRISA):

Regarding the Propu Shareholders Agreement referred to in the preceding section, that company agreed to implement the "Reversion Plan" pursuant to which its shareholders were offered the possibility of direct ownership of PRISA shares. This transaction was structured in the form of a reduction of capital, for which purpose PROPU acquired some of its own shares, in exchange delivering shares and warrants of PRISA to the shareholders that had so decided, in the proportion corresponding thereto based on their interests in capital.

On December 22, 2011, before Madrid notary Mr. Rodrigo Tena Arregui, a Shareholders Agreement was signed by PROPU, TIMÓN, S.A. and ASGARD INVERSIONES, S.L.U. (all of

them controlled by RUCANDIO), together with those other individuals and legal persons that, to that date having been shareholders of PROPU, had maintained the syndication agreement pursuant to which: (i) without amending the content of principal terms of the existing agreement of shareholders of PROPU, the legal relationships under the agreement of shareholders of PROPU were adjusted to the fact that the concerted controlling interest in PRISA was held directly and (ii) its term was reduced to September 30, 2014, otherwise maintaining the same terms as in the existing agreement of shareholders of PROPU, in such manner that RUCANDIO would continue to hold its controlling interest in PRISA.

v) The concerted actions known to the Company are the shareholders agreements described above.

- With regard to **Section A.8** of this report it is stated for the record that the percentage of the share capital represented by treasury shares (0.174%) is calculated by reference to the share capital with voting rights.

- With regard to **Section A.10** of this report it should be underscored that ordinary Class A shares don´t have any restriction on the exercise of voting rights. Convertible Class B shares are non-voting shares as provided in articles 6 and 8 of the Bylaws and in Law, except for legal provisions.

- With regard to **Sections B.6 and G.3** of this report it is stated for the record that although the Company has not expressly decided that decisions that entail a structural modification of the Company must be submitted to the General Meeting for approval, article 12 of the Articles of Association, in addition to listing a series of powers expressly conferred on the General Meeting, provides that it will also be the responsibility of the General Meeting "to be informed of or to decide on any other matter which the Board of Directors decides should be referred to or decided by the General Meeting because it takes the view that it is particularly important for the Company's interests".

It is also stated for the record that the Company has not submitted operations of this kind to the General Meeting for approval because they have not arisen.

-With regard to **Section C.1.2** of this report it should be underscored that:

i. Appointment of Mr. Juan Luis Cebrian Echarri as Chairman of the Board of Directors was approved on 20 July 2012;

ii. Appointment of Mr. Manuel Polanco Moreno as Deputy Chairman was approved on 20 July 2012.

iii. Appointment of Mr Fernando Abril-Martorell as Chief Executive Officer was approved on 20 July 2012.

iv. La Junta de Accionistas celebrada el 10 de diciembre de 2013 fijó en 16 el número de consejeros. A 31 de diciembre de 2013 el número de consejeros era de 14.

- With regard to **Section C.1.3** of this report it should be underscored that Mr.Manuel Polanco is an external director representing significant shareholdins having been appointed by Timón, S.A and, likewise, is an executive director.

- With regard to **section C.12.** of this report it should be underscored that Company director Ms. Agnès Noguera Borel holds the following posts on the boards of directors of the following companies:

- Adolfo Domínguez, S.A.: representing the director Luxury Liberty, S.A.
- Compañía Levantina de Edificación y Obras Públicas: representing the director Libertas 7, S.A.

- With regard to **Section C.1.15** of this report it is stated for the record that the overall remuneration of the Board of Directors includes the remuneration corresponding to Mr Martin Franklin and Mr Harry Sloan, up to the point of their resignation as Directors in December 2013.

- With regard to **section C.1.16** of this report it should be underscored that:

i) Senior managers are those who report directly to the chief executive (members of the Management and Business Committee who are not directors and regular attendees at the same) as well as the Internal Audit Manager of Promotora de Informaciones, S.A.

ii) Members of senior management who are included in this heading, are to December 31, 2013.

iii) The total remuneration of senior management also includes the remuneration corresponding to Kamal M. Bherwani up to the point when he ceased to be the General Manager of the Digital Department and the remuneration corresponding to Iñigo Dago Elorza until his resignation in February 2013 from his position as General Secretary.

-For purposes of **item C.1.22** of this Report it is noted that, although the Company has not established rules authorizing an independent director to request call of the board or inclusion of new points on the agenda, since the 2013 financial year, on the initiative of the Chairman of the Board, the outside directors have met from time to time to coordinate and air their concerns, although that authority has not been expressly covered by the Company's internal regulations.

-With regard to **Section C.1.45** of this report it should be underscored that the body that has authorized ironclad or golden handshake clauses was the Corporate Governance, Nomination and Compensation Committee or the Nomination and Compensation Committee, depending on the date.

- With regard to **Section D.3** of this report it should be underscored that compensation to Prisa directors and senior management is detailed in Sections C.1.15 and C.1.16 of this report.

Likewise it should be underscored that the following services were rendered during 2013 directly or indirectly by Prisa directors to companies of Grupo Prisa:

i) Mr. Gregorio Marañón y Bertrán de Lis: Legal advice services in the amount of 90,000 euro, rendered by the Director to PRISA TELEVISION, S.A.U. (currently PRISA) and PROMOTORA DE INFORMACIONES, S.A.

ii) Mr Matías Cortés Dominguez (resigned as Director of Prisa in April 2013): Legal counsel services in a series of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advice in various matters, rendered by Cortés Abogados y Cía S.R.C, thorough Tescor Profesionales Asociados, S.L.P, to PRISA TELEVISION, S.A.U (currently PRISA), AUDIOVISUAL SPORT, S.L. and DTS DISTRIBUIDORA DE TELEVISION DIGITAL, S.A., amounting 101,000 euro; 505,000 euro and 2,021,000 euro, respectively.

With regard to this point, it is stated for the record that the Annual General Meeting of PRISA held on 22 June 2013 approved the merger by takeover of Prisa Televisión, S.A.U (PRISA TV) by Promotora de Informaciones, S.A. (PRISA). It was resolved that with effect from and starting on 1

January 2013, the operations of PRISATV would be deemed to be carried out for accounting purposes by PRISA.

-With regard to **Section D.5.** of this report it should be underscored that all services relating to Beralán, SL, Distrimedios, SL, Gelesa Logistics Management Ltd., Marina Press Distributions, SL and Val Disme, S.L. correspond to the period January-September 2013. In September 2013 Grupo PRISA sold the distribution business unit.

- With regard to **Sections D.7 and G.2** of this report it should be underscored that PRISA Portuguese subsidiary Grupo Media Capital, S.G.P.S, S.A. is listed on the Portuguese securities market.

-With regard to **section G.9** of this report it is stated for the record that although the Extraordinary General Meeting of Shareholders held on 10 December 2013 fixed the number of directors as 16, the vacancies have not been filled and the Board is made up of 14 members.

- For purposes of **Sections G.21, G.26 and G.50** of this Report it is noted that, under the Board of Directors Regulation of the Company, it is within the province of the Corporate Governance Committee (and not the "Nomination Committee" as indicated in the text of recommendations 21, 26 and 50) to:

i) present a report to the Board of Directors for evaluation of the functioning and composition of the Board and the performance of their duties by the Chairman of the Board and chief executive of the Company (recommendation 21);

ii) propose the appointment of independent directors (recommendation 26);

iii) advise the Board regarding matters of gender diversity (recommendation 50).

-Lastly, and generally applicable throughout the report, it should be underscored that, the Tax Identification Numbers attributed to the non-Spanish companies are fictitious and were provided as required in this computerized form.

-As stated in the beginning of this section, certain Prisa´s Class A and Class B shares trade on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS).

Therefore Prisa qualifies as a "foreign private issuer" under the rules and regulations set forth by the Securities and Exchange Commission (SEC) and is subject to certain reporting and corporate governance obligations under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the corporate governance requirements of the NYSE.

Nevertheless, Prisa doesn`t prepare an annual corporate governance report other than that required under Orden ECC/461/2013

**This Annual Report on Corporate Governance was approved by the Board of Directors of the Company at its meeting on March 18, 2014.**

**Indicate whether any directors voted against or abstained in the vote taken to approve this report.**

**NO**